DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044063

January 31, 2007

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati
1301 Avenue of the Americas, 40th Floor
New York, NY 10019-6022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/31/2007

Re: Brocade Communications Systems, Inc.
Incoming letter dated December 6, 2006

Dear Ms. Martin:

This is in response to your letters dated December 6, 2006, January 9, 2007, and January 23, 2007 concerning the shareholder proposal submitted to Brocade by the California Public Employees' Retirement System. We also have received letters on the proponent's behalf dated December 27, 2006, January 10, 2007, and January 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

100 9626

RECEIVED

2006 DEC -8 PM 4:43

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1301 Avenue of the Americas, 40th Floor
New York, NY 10019-6022
www.wsgr.com

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 6, 2006

VIA COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. – Stockholder Proposal Submitted by the California Public Employees' Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Brocade Communications Systems, Inc. ("Brocade" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude a shareholder proposal (the "Proposal") submitted by the California Public Employees' Retirement System ("CalPERS" or the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2007 annual meeting of stockholders (the "Proxy Materials") for the reasons set forth below. The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Rule 14a-8(j), enclosed please find six copies of this letter and the attached supporting materials. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

The Company currently expects to hold its 2007 annual meeting of stockholders on or about April 19, 2007 and to file its definitive Proxy Materials with the SEC on February 26, 2007.

C:\Documents and Settings\wg3\Local Settings\Temporary Internet Files\OLK1A4\Brocade - No action letter request (CalPERS proposal)_(PALIB2_3640920_4).DOC

I. The Proposal

On November 3, 2006, the Company received correspondence containing a cover letter, a statement of share ownership, and the Proposal, copies of which are attached hereto as Exhibit A. The Proposal states in its entirety:

RESOLVED, that the shareowners of Brocade Communications Systems, Inc. ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 890,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to remove the Company's supermajority provisions. Last year, 91% of the votes cast (more than 53% of outstanding shares) were in favor of removing the Company's supermajority provisions. We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance,

as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to remove the Company's supermajority provisions, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareholders, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

* * *

For the reasons set forth below, the Company believes that the Proposal may be properly omitted from its Proxy Materials.

II. Pursuant to Rule 14a-8(i)(1), the Proposal may be omitted because it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal from the company's proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization, and the Staff has stated in a number of instances that it would not recommend enforcement action if a company omitted a proposal from its proxy materials in reliance on Rule 14a-8(i)(1). See e.g., Citigroup Inc., SEC No-Action Letter, 2003 WL 681311, at *1 (Feb. 18, 2003) (proposal requested that all monetary gains by senior managers of the company during the specified period of time be returned and treble damages applied and enforced, that all executive options and bonuses paid or exercised between 1998 and 2002 be declared invalid, and that all the company's senior manager stock option programs cease and be permanently and immediately terminated); Advocat Inc., SEC No-Action Letter, 2003 WL 1903833, at *1 (Apr. 15, 2003) (shareholder proposal mandating that the company's shareholder rights plan be terminated); Honeywell Int'l Inc., SEC No-Action Letter, 2003 WL 679744, at *1 (Feb 18, 2003) (proposal required that the office of the chairman of the company's board of directors be held by an independent outside director); American Electric

Power Co., SEC No-Action Letter, 2002 WL 171251, at *1 (Jan. 16, 2002) (proposal seeking to limit the cumulative term of office of the company's directors to a maximum of 10 years); and AlliedSignal Inc., SEC No-Action Letter, 1991 WL 528851, at *1 (July 22, 1999) (proposal was inconsistent with sections 211 and 222(a) of the Delaware General Corporation Law and AlliedSignal's bylaws).

The Company is a Delaware corporation and has received the opinion of the Company's Delaware counsel, attached hereto as Exhibit B, that the Proposal conflicts with the General Corporation Law of the State of Delaware (the "DGCL") and is not a proper subject for action by the shareholders under Delaware Law. Accordingly, the Company believes that the Proposal is not a proper subject for action by shareholders under Delaware law for the reasons discussed below.

A. The Proposal would improperly interfere with the directors' independent business judgment and would impose impermissible restrictions on the directors' authority.

Section 109 of the DGCL provides that the bylaws of a corporation may only contain provisions that are "not inconsistent with law." See *Kerbs v. California E. Airways, Inc.*, 90 A.2d 652, 659 (Del. 1952) (any bylaw provision that is in conflict with Delaware law is invalid and must always give way to the Delaware law's superior authority). Accordingly, a bylaw that is inconsistent with a provision of the DGCL would not be a proper subject for action by the Company's shareholders.

Section 141(a) of the DGCL provides, in pertinent part, that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Consistent with this legislative mandate, the Delaware Supreme Court has emphasized that a "basic principle of the [DGCL] is that directors, rather than stockholders, manage the business and affairs of the corporation." *Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990). Furthermore, the Delaware Supreme Court has stated that the "bedrock of the [DGCL] is the rule that the business and affairs of a corporation are managed by and under the direction of its board." *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1994), overruled on other grounds by *Brehm v. Eisner*, 746 A.2d 244 (Del. 2000).

It has been held that Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation" *USA Soccer Properties, Inc. v. Aegis Group PLC*, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In *Chapin*

v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. *Id.* at 1211; see also *Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, 51 (Del. 1994).

Delaware courts have squarely rejected the argument that directors are required to act in accordance with shareholders' wishes, rather than as they independently conclude is in the shareholders' interest. See *Paramount Communications v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

In addition, the Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the General Corporation Law, nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders, may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., *Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation") and *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("Section 141(a) [of the DGCL] requires that any limitation on the board's authority be set out in the certificate of incorporation."). The Company's Amended and Restated Certificate of Incorporation (the "Certificate") contains no provision restricting the directors' authority to exercise their independent business judgment in the discharge of their duties owed to the Company and the Company's shareholders and in fact restates the DGCL § 141(a) requirement that the management of the business and the conduct of the affairs of the Company shall be vested in its Board. In fact, as discussed below, the Certificate specifically confers upon the Board the unqualified discretion to nominate candidates to the Board.

Under Delaware law, directors have a responsibility to use their business judgment to act in the best interest of the corporation. The CalPERS Proposal, if adopted and implemented, would create an inherent conflict for directors who, in the exercise of their business judgment, believe it would be in the best interests of the shareholders to maintain in place the supermajority provision in order to protect the interests of minority shareholders.

Moreover, allowing the CalPERS Proposal to be included in the Company's Proxy Materials would open the floodgates for the submission of shareholder proposals on a wide array of possible matters challenging the decisions of a company's boards of directors on matters which have long been established under Delaware law as within a board of directors' discretionary authority, such as decisions regarding executive compensation, sales of company assets and securities, acquisitions of significant assets, hiring and firing of management members, as well as other strategic and management decisions.

The CalPERS Proposal would contradict the DGCL by improperly limiting the authority of the Board to manage the business and affairs of the Company in accordance with the Certificate. This limitation on the Board's authority, by way of an amendment to the Company's bylaws, would not be contained in, and would be inconsistent with, the Company's Certificate. As a result, the CalPERS Proposal is not a proper subject for action by shareholders under Delaware law, and accordingly, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

B. The "qualification" CalPERS seeks to have adopted in an amendment to the Company's bylaws is not of a type contemplated by Delaware law for these purposes.

Section 141(b) of the DGCL provides in relevant part that the "certificate of incorporation or bylaws may prescribe other qualifications for directors." Although the DGCL does not provide specific details as to what would be permissible qualifications for directors, other sources of Delaware law provide guidance as to the scope of any such qualifications. The purported "qualification" sought to be imposed by the CalPERS Proposal is not of a type contemplated by Delaware law and thus would not be a proper subject for action by the Company's shareholders.

Under Delaware law, the word "qualifications" refers to generic qualities possessed such as age, citizenship, residency, or admission to the bar, rather than the specific exercise of judgment. See Del. Const., art. II, § 3 (listing "qualifications of members" of the legislature as, for senators: 27 years of age, citizen and inhabitant of Delaware for three years, and of senatorial district for preceding one year; and for representatives: 24 years of age, and citizen and inhabitant of Delaware for three years, and of representative district for preceding one year); Del. Const., art. III, § 6 (listing "qualifications" for governor as at least 30 years of age, citizen and inhabitant of U.S. for previous twelve years and of Delaware for previous six years); Del. Const., art III, § 19 ("qualifications" for lieutenant-governor are "same qualifications of eligibility for office as the Governor"); Del. Const., art. IV, § 2 (setting qualifications" of Justices and other

state judges as "citizens of the State and learned in the law."); *Opinion of the Justices*, 290 A.2d 645 (Del. 1972) (holding that requirement that lieutenant-governor possess same qualifications" as governor relates only to qualifications specified in the constitution of age, citizenship, and residency and not to political party).

In general, courts have found valid qualifications concern a person's competency and fitness to serve as a director. No Delaware court has interpreted Section 141(b) to permit a "qualification" tied to a director's exercise of business judgment or the manner in which a director votes on any issue. Even if "qualification" is read to be given its plain meaning, Delaware courts still require that such qualifications must be reasonable and equitable. See *Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306 (Del. Ch. 1988). The CalPERS Proposal sets forth an unreasonable and inequitable qualification for director nominees in that the qualification applies only to directors nominated for election by the Company. A truly reasonable and equitable qualification cannot only apply to one subset of a group, but must apply to all – in this case, to all director nominees, whether nominated by the Company or another party.

Moreover, allowing the CalPERS Proposal to be included in the Proxy Materials would open the floodgates for the submission of shareholder proposals purporting to present a wide array of various director "qualifications," but having as their true intent and purpose challenging decisions of a company's board of directors on matters which have long been established under Delaware law as within a board of directors' discretionary authority.

The CalPERS Proposal couches as a "qualification" the requirement that a nominee decides a particular matter – namely his or her decision regarding the removal of supermajority provisions – in a particular manner. Since this purported "qualification" does not address generic qualities possessed, but rather, relates to a specific exercise of judgment in a particular context, it is not of the nature contemplated by Section 141(b) of the DGCL. As such, the CalPERS Proposal is not a proper subject for action by shareholders under Delaware law, and accordingly, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

III. Pursuant to Rule 14a-8(i)(2), the Proposal may be omitted because it would, if implemented, cause the Company to violate any state, federal, or foreign law to which it is subject.

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it

is subject. See Toys "R" Us, Inc., SEC No-Action Letter, 2002 WL 1058521, at *1 (Apr. 9, 2002) (proposal seeking to amend company's bylaws to prohibit adoption of any shareholder rights without prior shareholder approval and to require redemption of any existing shareholder rights plan); Wisconsin Energy Corp., SEC No-Action Letter, 2003 WL 942707, at *1 (Feb. 28, 2003) (proposal requesting the board of directors of the company to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than 50% of the shares voted for and against such proposals); and Weirton Steel Corp., SEC No-Action Letter, 1995 WL 107126, at *1 (Mar. 14, 1995) (proposal requiring the company to amend its bylaws to reflect changes in the qualifications of individuals who serve as independent directors on the company's board, may be omitted from the company's proxy material under Rule 14a-8(i)(2) where the proposal, if adopted, would require the company to adopt a bylaw that is inconsistent with its restated certificate of incorporation in violation of Delaware law).

For the reasons discussed below and as set forth in the legal opinion of the Company's Delaware counsel, the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law.

A. The CalPERS Proposal would impose an unlawful limitation on the exercise of a director's independent business judgment.

Section 109 of the DGCL provides that the bylaws of a corporation may only contain provisions that are "not inconsistent with the law." Therefore, a bylaw that is inconsistent with Delaware law would be violative of Delaware law.

As discussed above, the CalPERS Proposal would impose restrictions on the ability of a Company director to exercise his or her independent business judgment. That restriction, and the manner in which it would be effected – i.e., by way of an amendment to the Company's bylaws, would violate Delaware law and the Company's Certificate. As a result, the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law, and accordingly, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

B. The CalPERS Proposal would impose an unreasonable "qualification" on the eligibility of directors for nomination to the Board.

As discussed above, the purported "qualification" that CalPERS seeks to impose on the eligibility of directors for nomination to the Board is not of a nature as to establish a criterion for

eligibility as a director within the meaning of applicable Delaware law. In particular, the CalPERS Proposal seeks to impose as "qualification" for nomination as a director a director's decision on a specific matter – namely, his or her decision regarding the supermajority provisions. Since this purported "qualification" does not address generic qualities possessed, and rather, relates to a specific exercise of judgment in a particular context, it is not of the type of qualification contemplated by Delaware law for these purposes. As such, the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law.

Further, this purported "qualification" applies only to nominations by the Company. A true qualification must apply to all director nominees, whether nominated by the Company or otherwise.

C. The CalPERS Proposal would cause the Company's bylaws to conflict with its certificate of incorporation.

A bylaw provision that is "in conflict with a provision of the charter ... is a 'nullity.'" *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990). The Proposal, if adopted, would create a mechanism to remove directors in a manner inconsistent both with the DGCL and the Company's Certificate. Section 141(k) of the General Corporation Law provides that "unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified ..., shareholders may effect ... removal [of directors] only for cause." Pursuant to the Company's Certificate, any member of the board may be removed for cause by a vote of the majority of the then-outstanding shares and without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the then-outstanding shares. The Proposal, however, seeks to adopt a different mechanism to remove directors by means that are contrary to the Company's Certificate. Thus, under the terms of the Proposal, a director could be removed, arguably for cause, without the necessary vote of the stockholders of the corporation as mandated in the Company's Certificate and without the opportunity for the affected director to attempt to persuade stockholders not to effect the director's removal, as required by Delaware law. See *Campbell v. Loew's Corp.*, 134 A.2d 852 (Del. Ch. 1957).

Accordingly, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. Pursuant to Rule 14a-8(i)(3), the Proposal may be omitted because it is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the shareholder proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Pfizer Inc., SEC No-Action Letter, 2003 WL 292188, at *1 (Jan. 28, 2003) (shareholder must recast portions of supporting statement as opinion and provide citation to specific sources for supporting statement as opinion and provide citation to specific sources for factual assertions made); Hewlett-Packard Co., SEC No-Action Letter, 2003 WL 132464, at *1 (Jan. 10, 2003) (same), Rockefeller Center Properties, Inc., SEC No-Action Letter, 1993 WL 97708, at *1 (Mar. 30, 1993) (same); and General Motors Corporation, SEC No-Action Letter, 1993 WL 76387, at *1 (Mar. 9, 1993) (same). Rule 14a-9 provides that no solicitation shall be made by means of any communication that contains any statement which, at the time and in light of the circumstances in which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading

<u>A. The terms "opposed" and "binding proposal" used in the Proposal are impermissibly vague.</u>

Certain terms in the Proposal are impermissibly vague. The Proposal seeks to disqualify director nominees who "opposed" (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a "binding proposal" to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. The terms "opposed" and "binding proposal" are impermissibly vague and will likely cause shareholder confusion. Would a director have been disqualified if he had opposed putting the actions described in clauses (a) or (b) before the Board? Or only if he voted against such proposals? Or if he had simply expressed opposition to one of the actions during the meeting? Likewise, would the failure to raise the proposal at a board or shareholder meeting or the failure to vote on such a proposal cause the director to be disqualified as having "opposed" the proposal?

Similarly, the term "binding proposal" is likely to confuse shareholders. The action referred to can only be accomplished by a charter amendment, not shareholder action alone. In order to for the Company to remove the supermajority provision in its Certificate, it must follow the procedures set forth in the Certificate – namely, obtaining the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class to amend the Certificate. Submitting a "binding proposal" to stockholders to eliminate the supermajority provisions is outside the Board's powers. Thus, the term "binding proposal" seems to imply that the Board has greater powers than it does.

B. The supporting statement in the Proposal is materially false and misleading.

The last paragraph of the supporting statement in the Proposal urges shareowners to vote to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. This statement is materially false and misleading. CalPERS submitted a stockholder proposal for inclusion in the Company's proxy materials for the 2006 annual meeting of stockholders urging the Company to take all steps necessary, in compliance with applicable law, to delete Article VIII of the Certificate of Incorporation to eliminate Article VIII's supermajority voting requirements to alter, amend, or repeal (1) Article VII, that creates a classified board structure, and (2) Article VIII itself. That was the first time that such a proposal had been submitted to a vote of the shareholders. A one-time shareholder vote could not be considered a "consistent" preference on the part of the shareholders. Moreover, the Proposal seeks to disqualify director nominees based upon their opposition to removing the Company's supermajority provisions, not upon their opposition to declassifying the Board, as stated in the Proponent's supporting statement to the Proposal.

Accordingly, based upon Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the 2007 Proxy Materials.

V. Pursuant to Rule 14a-8(i)(6), the Proposal may be omitted because the Company lacks the power or authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy statement if the company would lack the power or authority to implement the proposal.

A. The Company lacks the power and authority to implement the CalPERS Proposal because the Proposal would cause the Company to violate Delaware law.

A Delaware corporation does not have the power or authority to take actions which are contrary to the laws of Delaware. See DGCL § 121. As discussed above, the Proposal would cause the Company to violate Delaware law because the proposed bylaw amendment is inconsistent with the Company's Certificate and with Delaware law. Further, as discussed above, the Board does not have the power to submit a "binding proposal" to shareholders to eliminate the supermajority provisions. Therefore, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(6).

B. The company lacks the power and authority to implement the CalPERS Proposal because the CalPERS Proposal is impermissibly vague.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded if the company would lack the power and authority to implement the proposal. A company lacks the power and authority to implement the proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp., SEC No-Action Letter, 1992 WL 6639, at *1 (Jan. 14. 1992); see also Proctor & Gamble Company, SEC No-Action Letter, 2002 WL 31426319 at *1 (Oct. 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal). The CalPERS Proposal is vague and indefinite for the reasons discussed above, and therefore, the Company intends to exclude the Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(6).

VI. Pursuant to Rule 14a-8(i)(8), the Proposal may be omitted because it relates to an election for membership on the Company's Board.

Pursuant to Rule 14a-8(i)(8), a company may exclude a shareholder proposal from a company's proxy materials if the proposal relates to an election for membership on a company's board of directors. For the reasons discussed below, the CalPERS Proposal relates to an election for membership on the Board. Accordingly, the Company intends to exclude the CalPERS Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(8).

A. The CalPERS Proposal questions the business judgment of directors

On a number of occasions, the Staff has stated that it would not recommend enforcement action to the Commission if a registrant excluded a proposal under Rule 14a-8(i)(8), where the proposal, together with the supporting statement, appears to question the business judgment, competence, or service of directors or others who will stand for reelection at an upcoming annual meeting of shareholders. See AT&T Corp., SEC No-Action Letter, 2001 WL 138967, at *1 (Feb. 13, 2001) (proposal to separate the position of chairman and chief executive officer, which was supported by a statement citing the corporation's "dismal" three-year stock performance); PepsiCo, Inc., SEC No-Action Letter, 1999 WL 49165, at *1 (Feb. 1, 1999) ("the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors"); Great Atlantic & Pacific Tea Company, Inc., SEC No-Action Letter, 1996 WL 101120, at *1 (Mar. 8, 1996) (proposal to censure the chief executive officer in view of the "abysmal" performance of the corporation over a six-year period); Black & Decker Corp., SEC No-Action Letter, 1997 WL 34877, at *1 (Jan. 21, 1997) (proposal to separate the position of chairman and CEO, where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for re-election to the board at the upcoming annual meeting); UAL Corporation, SEC No-Action Letter, 1991 WL 176500, at *1 (Jan. 18, 1991) (proposal calling for a vote of "no confidence" in the company's board of directors); and Time Warner Inc., SEC No-Action Letter, 1990 WL 286390, at *1 (Mar. 23, 1990) (proposal seeking to censure the company's directors).

In Honeywell Int'l Inc., the supporting statement emphasized that the directors' "failure to implement a shareholder proposal should make them ineligible for re-election and suggested that their inaction was wrongful and grounds for removal. The Staff noted that "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(8)."

Here, the facts are very similar to those in Honeywell Int'l Inc. CalPERS clearly questions the business judgment of the current directors, including those who will stand for re-election at the 2007 Annual Meeting. The supporting statement in the Proposal states that "any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company." This directly contradicts a

central tenant of Delaware corporate law – independent director business judgment. Yet, the reader is left with the inescapable conclusion that CalPERS intends for the reader to believe that the directors acted wrongfully and in violation of their fiduciary duties by failing to implement any past proposal regarding the removal of the Company's supermajority provisions. The CalPERS Proposal, though pretending to relate only to qualifications, has the purpose and effect of seeking to disqualify from re-election certain specific individual directors who have, in the exercise of their independent business judgment, opposed implementing or supporting a shareholder resolution calling for the removal of the Company's supermajority provisions.

By its terms, and its underlying meaning, the CalPERS Proposal targets certain specific members currently serving on the Board. Accordingly, because the Staff has repeatedly allowed companies to exclude proposals from their proxy materials that question the ability of particular individuals to serve as directors, the Company intends to exclude the CalPERS Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(8).

B. The CalPERS Proposal Impermissibly Circumvents Rule 14a-12.

SEC Release No. 34-12598 (July 7, 1976) states that "[n]otwithstanding its applicability to any election to office, the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including [Rule 14a-12], are applicable thereto." In various contexts, the Staff has consistently permitted companies to exclude under Rule 14a-8(i)(8) shareholder proposals that, in purpose or effect, seek through the Rule 14a-8 shareholder proposal process to oppose the election of specific nominees for election to the company's board of directors, an effort that should properly be the subject of a Rule 14a-12 "election contest." See, e.g., Eastman Kodak Co., SEC No-Action Letter, 2003 WL 942718 (Feb. 28, 2003) (proposal which amends the bylaws to require that company include the name and other disclosure for any person nominated for election to the board by a stockholder who beneficially owns 3% or more of company's outstanding stock; rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors); Archer-Daniels-Midland Co., SEC No-Action Letter, 1999 WL 592216, at *1 (Aug. 6, 1999) (proposal would have disqualified for election any board member who failed to offer to buy the company); Dow Jones & Co., Inc., SEC No-Action Letter, 1996 WL 35893, at *1 (Jan. 31, 1996) (proposal mandated that a board seat be filled by a particular individual and thereby impermissibly related to the election of that person); Storage Technology Corp., SEC No-Action Letter, 1998 WL 111144, at *1 (Mar. 11, 1998) (proposal to

require that the company's proxy statement include a list of stockholder nominees would establish a procedure that would effectively contest the reelection of sitting board members); and Unocal Corp., SEC No-Action Letter, 1991 WL 176701, at *1 (Feb. 8, 1991) (proposal that a company include in its proxy materials the names and information as to any shareholder's nominees for director, in the same way that other nominees were presented, was excludable under Rule 14a-8(i)(8) because it would establish a procedure that would result in contested elections).

Although on its face the CalPERS Proposal speaks in terms of "qualifications" of directors, the practical effect of the implementation of the CalPERS Proposal would be the same as the waging of a proxy contest to place on the Board only those persons who would approve removing the Company's supermajority provisions. In the supporting statement to the Proposal, CalPERS refers to directors who will not support the removal of the Company's supermajority provisions as "not fit" for reelection and "not qualified" to serve as director of the Company. This is an expression of CalPERS' opposition to the reelection of current directors who have opposed the removal of the Company's supermajority provisions. Requesting that shareholders vote to make current directors ineligible for nomination if they oppose or fail to support the removal of the Company's supermajority provisions is tantamount to soliciting shareholders to withhold votes for current directors in upcoming elections.

Moreover, the CalPERS Proposal only applies to directors nominated for election by the Company. By its nature, the CalPERS Proposal, if adopted and implemented, could only bar from nomination those persons who were former or current directors who are nominated for election by the Company, not those individuals who may be nominated by parties other than the Company. Such a disparate treatment can only constitute an opposition to the reelection of current or former members of the Board who are re-nominated by the Company and would be further indication of CalPERS' intent to solicit shareholders to withhold votes for the Company's nominees for directors who are "current" or "former" directors, in circumvention of Rule 14a-12.

Accordingly, since the CalPERS Proposal seeks to conduct an election campaign in circumvention of Rule 14a-12, and the Staff has repeatedly allowed companies to exclude proposals which have this effect, the Company intends to exclude the CalPERS Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(i)(8).

IV. Conclusion

For the reasons discussed above, the Company respectfully requests that the Staff concur with the Company's view that the CalPERS Proposal may properly be omitted from the Proxy Materials (i) under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law; (ii) under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate Delaware law; (iii) under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9; (iv) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal; and (v) under Rule 14a-8(i)(8) because the Proposal relates to an election of a Board member. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Katharine Martin

Katharine A. Martin

Cc: Tyler Wall, Esq. (Brocade)
Peter H. Mixon, Esq. (CalPERS)

EXHIBIT A

CalPERS PROPOSAL

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 1, 2005 **OVERNIGHT MAIL**

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: Tyler Wall, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Wall:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto (for)

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Michael Klayko, CEO – Brocade Communications Systems, Inc.
David House, Chairman – Brocade Communications Systems, Inc.

[1] CalPERS, whose official address is P.O. Box 942707, Sacramento, California 94229-2708, is the owner of approximately 1,500,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications Systems, Inc. ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 890,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to

remove the Company's supermajority provisions. Last year, 91% of the votes cast (more than 53% of outstanding shares) were in favor of removing the Company's supermajority provisions. We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to remove the Company's supermajority provisions, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareholders, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

EXHIBIT B

OPINION OF DELAWARE COUNSEL

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

December 6, 2006

Brocade Communication Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Re: Stockholder Proposal Submitted by CalPERS

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to Brocade Communication Systems, Inc., a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted on behalf of the California Public Employees' Retirement System (the "Proponent"). The Proposal would amend the Amended and Restated Bylaws of the Company to "require that any director nominated for election by the Company .... meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors the ("Board") who, after the Company's 2006 Annual Meeting, ... opposed: (a) the submission to a shareowner vote at the Company's 2006 Annual Meeting of a binding proposal to remove the Company's supermajority provisions...." The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), (2) the Amended and Restated Bylaws of the Company, as amended to November 17, 2006 (the "Bylaws"), and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to

which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law") and, accordingly, is not a proper subject for stockholder action under Delaware law.

A. The Proposal Does Not Create a Valid "Qualification" Under Delaware Law

The subject of qualifications of directors of Delaware corporations to hold office is addressed in Section 141(b) of the General Corporation Law ("Section 141(b)"). Section 141(b) provides that "[d]irectors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors."[1] Section 141(b) provides but a single example of the type of qualification contemplated by the statute – stock ownership. Thus, one must apply applicable principles of statutory construction and relevant case law to determine whether the Proposal imposes an enforceable "qualification" on potential director nominees.

When interpreting statutes, Delaware courts construe terms in accordance with their plain meaning. See, e.g., Hollinger Inc. v. Hollinger Int'l, Inc., 858 A.2d 342, 376 (Del. Ch. 2004). The term "qualification" is traditionally defined as a "quality, skill, or desire of knowledge or expertise which qualifies or fits a person for a certain office or function..." 2 OXFORD ENGLISH DICTIONARY (5th Ed. 2002).[2] In that regard the Proposal stands in stark

[1] 8 Del. C. § 141(b).

[2] See also BLACK'S LAW DICTIONARY (8th Ed. 2004) (defining "qualification" as "[t]he possession of qualities or properties (such as fitness or capacity) inherently or legally necessary to make one eligible for a position or office ..."). Other Delaware statutes also evidence a similar approach to the meaning of "qualifications," referring to generic qualities possessed such as age, citizenship, residency, or admission to the bar, rather than the specific exercise of judgment. See Del. Const., art. II, § 3 (listing "qualifications of members" of the legislature as, for senators: 27 years of age, citizen and inhabitant of Delaware for three years, and of senatorial district for preceding one year; and for representatives: 24 years of age, and citizen and inhabitant of Delaware for three years, and of representative district for preceding one year); Del. Const., art. III, § 6 (listing "qualifications" for governor as at least 30 years of age, citizen and inhabitant of U.S. for previous twelve years and of Delaware for previous six years); Del. Const., art III, § 19 ("qualifications" for lieutenant-governor are "same qualifications of eligibility for office as the Governor"); Del. Const., art. IV, § 2 (setting qualifications" of Justices and other state judges as "citizens of the State and learned in the law."); Opinion of the Justices, 290 A.2d 645 (Del. 1972) (holding that requirement that lieutenant-governor possess same qualifications" as governor relates only to qualifications specified in the constitution of age, citizenship, and residency and not to political party).

contrast to the types of provisions that have been found to constitute valid qualification bylaws under Delaware law. In general, courts have found valid qualifications concern a person's competency and fitness to serve as a director. Thus, in Stroud v. Grace, 606 A.2d 75, 92-94 (Del. 1992) the Delaware Supreme Court upheld a provision in the corporation's certificate of incorporation that "establishe[d] the qualifications for board membership" by providing for three categories of directors: senior inside management, outside stockholders, and line managers of unaffiliated institutions. The Court determined that the qualification was reasonable and not impermissibly vague. Id. Stroud is consistent with earlier Delaware cases in permitting qualifications of a type that focus on a "quality, skill, or desire of knowledge or expertise". In Triplex Shoe Co. v. Rice & Hutchins, Inc., 152 A. 342, 351 (Del. 1930), the Court upheld a bylaw requiring directors "to qualify as such by becoming a stockholder."[3] The Court observed that while the General Corporation Law does not require that a director be a stockholder of the corporation on which board he or she serves, the bylaws of the corporation in the instant case did so provide, and as such, constituted a valid director qualification. Id.

In our opinion, the Proposal does not establish a qualification for board membership. Rather, the Proposal seeks to impose a limitation on the power of the Board of Directors of the Company (the "Board") and reflects an attempt to limit the discretion of the Board. Pursuant to the Proposal, any Company-nominated candidate for director who fails to recommend or votes against the submission of a proposal to eliminate supermajority voting provisions currently contained in the Company's Certificate of Incorporation will be disqualified from serving as a director of the Company. Whether or not a director votes in favor of removing supermajority provisions is not a "skill" nor is it representative of such individual's "knowledge or expertise." To the contrary, the Proposal is a transparent attempt to coerce the Board into exercising its statutory authority to manage the business and affairs of the Company and to propose (or not propose) amendments to the Company's certificate of incorporation in a manner preferred by the Proponent, regardless of whether the directors believe that decision comports with the proper exercise of their fiduciary duties. Moreover, the fact that the Proposal would apply only in respect of directors nominated for election "by the Company" - and not individuals nominated by stockholders - further demonstrates that the Proposal is not a "qualification" within the meaning of Delaware law. True qualifications apply to any person seeking election as a director, regardless of who may nominate them.

Even assuming that the Proposal technically constitutes a "qualification" under Delaware law, in our opinion, it is unreasonable, and therefore invalid. See Stroud v. Milliken Enterprises, Inc., 585 A.2d 1306, 1308 (Del. Ch. 1989) (a certificate of incorporation may "provide for reasonable qualifications" and finding that the proposed qualifications were not "unreasonable and arbitrary"). If implemented, the Proposal would operate to disqualify forever

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[3] See also U.S. v. Columbia Gas & Electric Corp., 36 F.Supp. 488, 495 (D.Del. 1941). Pursuant to a plan of divestiture, the directors of a Delaware corporation were required to be persons "not objectionable to the Department of Justice" for a period of five years. The District Court determined that the certificate of incorporation of the corporation could be amended to "impose as a qualification of eligibility for a period of five years the requirement that a candidate be not objectionable to the Department of Justice." Id. (citations omitted).

any Company-nominated director (but not a shareholder-nominated director) for acting in a manner the director in good faith believed was consistent with his or her fiduciary duties. Furthermore, the Proposal's unreasonable and arbitrary nature is even more apparent given the fact that the "qualification" applies only with respect to Company-nominated directors. Stockholder-nominated directors could also vote against recommending the amendment of the Certificate of Incorporation to remove supermajority voting provisions, but would not be subject to disqualification. Accordingly, in our view, a Delaware court would not construe the Proposal as imposing a reasonable or recognizable qualification.

B. Assuming the Proposal Constitutes a Valid Qualification, <u>it Nevertheless Violates Delaware Law</u>

In addition to being invalid as a "qualification," in our opinion, the Proposal also violates Delaware law because it represents an improper attempt by stockholders to effectively assume management authority delegated to the Board. The issue of managerial authority is specifically addressed in Section 141(a) of the General Corporation Law. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the General Corporation Law vests in the Board the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 <u>Del. C.</u> § 141(a). Article VII of the Company's Certificate of Incorporation and Section 3.1 of the Bylaws contain similar language.[4] Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law.

In accordance with Section 141(a) of the General Corporation Law, it is a "cardinal precept of the General Corporation Law ... that the directors, rather than shareholders, manage the business and affairs of the corporation." <u>Aronson v. Lewis</u>, 473 A.2d 805, 811 (Del. 1984); <u>see also</u> <u>Maldonado v. Flynn</u>, 413 A.2d 1251, 1255 (Del. Ch. 1980), <u>rev'd on other grounds sub nom.</u>, <u>Zapata Corp. v. Maldonado</u>, 430 A.2d 779 (Del. 1981) ("[T]he board of

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[4] Article VII of the Certificate of Incorporation provides that the "management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors." Section 3.1 of the Bylaws provides as follows: "Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these Bylaws ... the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors."

directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). The principle that the directors, rather than the stockholders, manage the business and affairs of a Delaware corporation is a long standing principle of Delaware law. Therefore, the stockholders of a Delaware corporation cannot unilaterally make, or require the directors to make, certain decisions on matters that are specifically conferred on the directors by statute. Moreover, the stockholders cannot substantially limit a board's freedom to make decisions on matters of management policy. Delaware courts have squarely rejected the argument that directors are required to act in accordance with shareholders' wishes, rather than as they independently conclude is in the shareholders' interest. See Paramount Communications v. Time, Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

In addition, the Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the General Corporation Law, nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders, may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210, *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams, 121 A.2d at 305.[5]

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[5] In Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's board of directors a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Id. at 954. Indeed, in Unocal, the Delaware Supreme Court analogized the role of the board of directors in the context of evaluating and responding to takeover bids to the board's role in the context of the "traditional areas

The decision of the Court of Chancery in Chapin v. Benwood Foundation, Inc., 402 A.2d 1205 (Del. Ch. 1979) aff'd sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980), is particularly relevant here. In Chapin, the Court invalidated an agreement entered into by the directors of a nonprofit Delaware corporation by which the directors committed years in advance to fill any vacancies that may occur on the board.[6] The Court applied "fundamental principles" applicable to stock corporations in determining the election agreement to be invalid, stating the directors had "a duty to use their best judgment in filling a vacancy on the [board] as of the time the need arises." Id., 402 A.2d at 1211. To enforce the agreement would, therefore, be to "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management affairs." Id. (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 892 (Del. 1956)). So too, the Proposal would, in a very real way, remove from the Company's directors the duty to use their judgment in determining whether to propose amendments to some or all of the supermajority provisions.

The Proponent's supporting statement makes clear that its primary goal in offering the Proposal is not to address the attributes it wishes to see in directors of the Company but rather to force the directors to agree to the removal of the Company's supermajority provisions, which are included in Articles VII and VIII of the Certificate of Incorporation, and ultimately to declassify the Board.[7] This aspect of the Proposal is fundamentally inconsistent with the amendment process provided in the General Corporation Law. Section 242(b) of the General Corporation Law clearly requires a specific two-step process in order to effect any amendment to a corporation's certificate of incorporation: 1) the "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; and 2) "[a]t the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment." 8 Del. C. § 242(b)(1). Thus, before the stockholders are permitted to consider an amendment to a certificate of incorporation, the board of directors must determine whether an amendment would be in the best interests of the corporation and its stockholders. Delaware case law emphasizes the importance that the

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of fundamental corporate change," such as charter amendments, mergers, the sale of assets, and dissolution. See Unocal, 493 A.2d at 954.

6 While the board was called a "board of trustees," the Court applied the same principles applicable to a board of directors of a stock corporation.

7 In support of the Proposal, the Proponent states that "[i]f the Company were to take affirmative steps to implement the will of its shareowners to remove the Company's supermajority provisions, it would be a strong statement that this Company is committed to good corporate governance." Of particular importance, Article VII, Section 7 of the Certificate of Incorporation prohibits the removal of a director without cause, except upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock. Pursuant to Article VIII of the Certificate of Incorporation, amendments to, or the repeal of, Articles VII or VIII also requires the affirmative approval of two-thirds of the outstanding shares of stock.

courts attach to the strict two-part process: "it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242.... The stockholders may not act without prior board action. Likewise, the board may not act unilaterally without stockholder approval." Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996). The Proposal, if adopted and implemented, would circumvent this statutory process, by subjecting members of the Board that conclude that it would be in the stockholders' best interest to maintain supermajority voting provisions to effective removal from the Board for making such a determination, thereby creating a significant conflict of interest.

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the General Corporation Law, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the General Corporation Law required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.[8] More recently, the Court of Chancery held that under certain circumstances, the fiduciary obligations of a board of directors may require that it recommend against a proposed course of action. In In re Berkshire Realty Co., Inc. Shareholder Litigation, 2002 WL 31888345 (Del. Ch. Dec. 18, 2002), a provision within a certificate of incorporation obligated the board of directors to submit for stockholder approval a plan of liquidation requiring the board of directors to dispose of a corporation's assets and to distribute the proceeds therefrom. In accordance with the certificate of incorporation, the board of directors submitted the plan to the stockholders, but recommended that stockholders vote against approval of the plan. The Court concluded that "[t]he board had no contractual duty to recommend the liquidation proposal to the shareholders. *On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.*" Id. at * 4 (emphasis added).[9]

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8 In the more recent case of Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise. Id. at 938 (citing Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." Id. (citations omitted).

9 See also TW Services, Inc. v. SWT Acquisition Corp., 1989 WL 20290, *11 (Del. Ch. Mar. 2, 1989) (concluding that the law permits a "board to decline [a proposal to negotiate a merger], with no threat of judicial sanction providing it functions on the question in good faith pursuit of legitimate corporate interests and advisedly.").

The Proposal would require the Board to act in an area committed to the business judgment of the Board by statute and case law - the decision whether to adopt and recommend an amendment to the Certificate of Incorporation -- and would even compel a specific outcome for the Board's determination i.e., disqualification of any director who, in the exercise of his or her fiduciary duties, determines that proposing such an amendment is not in the best interest of the Company and its stockholders. So viewed, the Proposal, if implemented, would improperly infringe upon the right and the obligation of the Board to manage the business and affairs of the Company, and to act to propose removal of the supermajority provisions only if the directors believe that course of action to be in the best interests of the Company and its stockholders.[10] Moreover, if the Bylaws are amended in accordance with the terms of the Proposal, members of the Board would be put in an untenable position - violate their fiduciary duties and recommend an amendment to the Company's Certificate of Incorporation that the director deems ill-advised, or be forever disqualified from being nominated by the Company for election as a director of the Company. Accordingly, in our opinion, the Proposal is not a proper subject for action by the stockholders.[11]

We are also of the view that the Proposal, if implemented, would be in conflict with additional provisions of Delaware law. A bylaw provision that is "in conflict with a provision of the charter ... is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). In our view, the Proposal attempts to achieve a removal of directors in a manner inconsistent both with the General Corporation Law and the Certificate of Incorporation. Section 141(k) of the General Corporation Law provides that "unless the

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10 See Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998). In that case, the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation." Id. at 1291-92. So too, the Proposal would substantially limit, if not effectively eliminate, the Board's ability to make an informed and disinterested determination, in accordance with its fiduciary duties, in respect of amendments to the Certificate of Incorporation.

11 In this regard, we note that Delaware law protects the right of stockholders to nominate and elect directors of their choice. See, e.g., Linton v. Everett, 1997 WL 441189, *9 (Del. Ch. July 31, 1997) (holding that Delaware law recognizes that "the right of shareholders to participate in the voting process includes the right to nominate an opposing slate."). See also Nomad Acquisition Corp. v. Damon Corp., 1988 WL 383667, * 8 (Del. Ch. Sept. 20, 1988) (holding that advance notice bylaw provisions are "a valid method of giving the Board and stockholders time to review the qualifications of a nominee."). In no event, however, may advance notice bylaw provisions interfere with a stockholder's right to nominate his or her candidate for director. See also Harrah's Entertainment, Inc. v. JCC Holdings Co., 802 A.2d 294, 310 (Del. Ch. 2002) ("Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates"). The Proposal, if adopted and implemented, would substantially restrict the right of stockholders to nominate and elect directors of their choice.

certificate of incorporation otherwise provides, in the case of a corporation whose board is classified ..., shareholders may effect ... removal [of directors] only for cause."[12] Pursuant to the Certificate of Incorporation, any member of the Board may be removed for cause by a vote of the majority of the then-outstanding shares and without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the then-outstanding shares. The Proposal, however, seeks to adopt a back-door mechanism to remove directors by means that are contrary to the Certificate of Incorporation. Thus, under the terms of the Proposal, a director could be removed, arguably for cause, without the necessary vote of the stockholders of the corporation as mandated in the Certificate of Incorporation and without the opportunity for the affected directors to attempt to persuade stockholders not to effect their removal, as required by Delaware law. See Campbell v. Loew's Corp., 134 A.2d 852 (Del. Ch. 1957).

Accordingly, in our opinion, because the Proposal is an invalid attempt to usurp the authority of the Board and conflicts with the General Corporation Law, the Proposal is invalid and is not a proper subject for stockholder action under Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Securities and Exchange Commission (the "SEC") and Wilson Sonsini Goodrich & Rosati, the Company's outside counsel, may rely upon this opinion in connection with any correspondence with the SEC relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

764664

12 Article VII, Section 2 divides the Board into three classes.

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger
Charles T. Caliendo*
Leslie A. Conason*
Stephen G. Grygiel
Mary S. Thomas*
Diane T. Zilka

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Ananda Chaudhuri
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Gregg S. Levin
Christine Mackintosh
Jonathan D. Margolis*
James P. McEvilly, III
Sharan Nirmul

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RECEIVED
2006 DEC 28 AM 11:
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2006

VIA OVERNIGHT MAIL AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by California Public Employees' Retirement System for Inclusion in Brocade Communications Systems, Inc.'s 2007 Proxy

Ladies and Gentlemen,

This letter is submitted on behalf of our client, California Public Employees' Retirement System ("CalPERS"), in response to the letter dated December 6, 2006 (the "December 6, 2006 letter"), sent on behalf of Brocade Communications Systems, Inc. ("Brocade" or the "Company"), a Delaware corporation, to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by CalPERS may be excluded from the Company's 2007 proxy statement pursuant to various subsections of Rule 14a-8(i).[1] This letter is submitted as a response to Brocade's request for no-action relief and as a statement of opinion of counsel licensed to practice in the State of Delaware that the proposal submitted by CalPERS is permissible under Delaware law.

The Proposal seeks to amend the Company's bylaws to prescribe a director qualification. Specifically, the Proposal would amend the Company's bylaws to provide that "[a] nominee for election cannot be a former or current member of the Company's Board of Directors ("Board), who, after the Company's 2006 annual meeting, in any final Board actions, opposed (a) the

[1] In the December 6, 2006 letter, Brocade asserts that the proposal submitted to the Company by CalPERS (the "Proposal") may be excluded from the Company's 2007 proxy statement pursuant to Rule 14a-8(i)(1)-(3), (6), (8).

submission to a shareowner vote at the Company's 200[7][2] annual meeting of a binding proposal to remove the Company's supermajority provisions, or (b) support of the Board of the same proposal in any proxy solicitation made with respect to such proposal." The Proposal also clarifies that it "is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the board's approval of the Company's final proxy materials for the 2007 annual meeting." Accordingly, the bylaw which is the subject of the Proposal (the "Proposed Bylaw") would not apply to any specific board member(s) who are up for reelection for the Company's 2007 annual meeting

Nevertheless, in seeking to exclude the Proposal from this year's proxy statement, Brocade, argues, in its December 6, 2006 letter, that:

(i) the Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law for the forgoing reasons: (1) it would interfere with the business judgment of directors and (2) it does not create the type qualification permitted in company bylaws (*see* December 6, 2006 letter at 3-7);

(ii) the Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Delaware law for the forgoing reasons: (1) it would interfere with the business judgment of directors; (2) it does not create the type of qualification permitted in company bylaws; and (3) it conflicts with the Company's articles of incorporation (*see* December 6, 2006 letter at 7-9);

(iii) the Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and misleading (*see* December 6, 2006 letter at 10-11);

(iv) the Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal for the forgoing reasons: (1) the bylaw would cause the Company to violate Delaware law and (2) the bylaw is too vague to implement (*see* December 6, 2006 letter at 11-12); and

(v) the Proposal may be excluded under Rule 14a-8(i)(8) because it relates to an election as it (1) questions the business judgment of directors and (2) attempts to circumvent Rule 14a-12 (*see* December 6, 2006 letter at 12-15).

Brocade attached to its the December 6, 2006 letter, an opinion letter by Potter Anderson & Corroon LLP ("Potter Anderson") also dated December 6, 2006, which attempts to support Brocade's arguments (the "Potter Anderson letter") that the Proposed Bylaw is inconsistent with

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[2] The Proposal as submitted to Brocade states 2006 instead of 2007. This was a typographical error and CalPERS has asked the Company to change the language of the Proposal to reference the 2007 annual meeting. *See* Letter from CalPERS to Brocade, dated Dec. 27, 2006, attached hereto as Exhibit A. Along with the letter, CalPERS submitted a revised proposal to Brocade. *See* Revised Proposal, attached hereto as Exhibit B.

Delaware law. The Potter Anderson letter asserts that the Proposed Bylaw is impermissible under Delaware law for the following reasons:

(i) the Proposal does not establish a permissible qualification as contemplated by 8 Del. C. § 141(b) (*see* Potter Anderson letter at 2-4);

(ii) the Proposal is an impermissible attempt by stockholders to assume managerial authority delegated to the Board (*see* Potter Anderson letter at 4-8); and

(iii) the Proposal is inconsistent with the Company's articles of incorporation (*see* Potter Anderson letter at 9-10).

As discussed below, each of these arguments fails because the Proposed Bylaw is consistent with Delaware law, is consistent with the Company's articles of incorporation; is not vague or misleading; and does not relate to an election. As discussed below, Brocade's arguments are based principally on a misapplication of Delaware law, and an improper application of Rule 14a-8.

First, the Proposed Bylaw is permissible under Delaware law. For Delaware corporations, bylaws indisputably may "prescribe . . . qualifications for directors." 8 Del. C. § 141(b). The Proposed Bylaw does nothing more than create a director qualification that precludes nomination of directors who opposed placing a binding proposal to remove Brocade's supermajority provisions on the Company's 2007 Proxy or who opposed Board support of such a proposal. Therefore, the Proposed Bylaw is explicitly authorized by Delaware law.

Additionally, the Proposed Bylaw is entirely consistent with Delaware law, 8 Del. C. § 141(a), which delegates authority to the board of directors to manage the affairs of the corporation unless otherwise provided in the articles of incorporation or in Delaware General Corporation Law ("DGCL"). As an initial matter, if enacted, it is indisputable that the Proposed Bylaw would not require the Board to take any action or constrain the Board in any manner whatsoever concerning the Company's supermajority provisions; it would only bar certain board members from nomination if they did not support removal of the supermajority provisions.

However, even if the bylaw somehow constrained directors' ability to exercise their business judgment (which it does not), under Delaware law, "bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1080 (Del. Ch. 2004), *aff'd* 872 A.2d 559 (Del 2005). *See also Unisuper Ltd. v. News Corp.*, 2005 WL 3529317, at *6 (Del. Ch. 2005) ("[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law."), *appeal refused by*, 906 A.2d 138 (Del. 2006). At best for Brocade, a recent Delaware decision has held the exact extent to which shareholders may regulate director conduct was "unsettled." *See Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006). However, the Division has repeatedly refused to permit companies to exclude proposals based on unsettled issues of state law. *See, e.g., Massey Energy Co.*, 2004 WL 394109 (publicly available Mar. 1, 2004); *PLM Intern'l, Inc.*, 1997 WL 219918 (publicly available Apr. 28, 1997).

Therefore, Brocade cannot rely on Delaware law to exclude the Proposal from the Company's 2007 Proxy.

Second, the Proposed Bylaw is entirely consistent with the Company's articles of incorporation. Brocade argues that the Proposed Bylaw is inconsistent with the provision in the Company's articles of incorporation that states that any member of the Board can only be removed for cause by a vote of a majority of outstanding shares or without cause by a 66 2/3% vote of outstanding shares. *See* Potter Anderson letter at 9 (citing Article VII Section 7 of Brocade's articles of incorporation). However, it is indisputable that the Proposed Bylaw, if enacted, would not effect *removal* of any director during his or her term. The Proposed Bylaw relates to the *election*, not the *removal*, of directors, and thus in no way conflicts with Brocade's articles of incorporation.

Third, the Proposed Bylaw is not vague, ambiguous, or misleading. It sets out clear objective criteria that persons seeking to be nominated as a director of the Company must meet.

Fourth, the Proposal does not relate to an election. Rule 14a-8(i)(8) allows a company to exclude a bylaw if it "relates to an election for membership on the company's board of directors or analogous governing body." The Second Circuit Court of Appeals has recently construed this exception narrowly to exclude only "shareholder proposals that relate to a *particular* election" and not to proposals that establish rules applicable to corporate elections *in general*. *See Am. Fed'n of State, County & Mun. Employees v. Am. Int'l Group*, 462 F.3d 121, 130 (2nd Cir. 2006) (emphasis added) ("AFSCME"). A broader interpretation would unduly impede shareholder rights under state law to enact bylaws and as such, a broader interpretation is strongly disfavored. *See Santa Fe Indus. v. Green*, 430 U.S. 462, 479 (1977) (refusing to extend the Exchange Act to areas that "overlap and quite possibly interfere with state corporate law"); *The Business Roundtable v. S.E.C.*, 905 F.2d 406, 410-12 (D.C. Cir. 1990) (holding that the purpose of the Exchange Act is to foster disclosure of information to shareholders and should not be interpreted to "regulate[] the distribution of powers among the various players in the process of corporate governance") (internal citations and quotations omitted). Therefore, because the Proposal does not relate to a specific election, but establishes a director qualification applicable to all elections permissible under Delaware law, the proposal cannot be excluded under 14a-8(i)(8).

Each of CalPERS' arguments that the Proposed Bylaw is permissible under Delaware law is set forth more fully below.

I. The Proposed Bylaw Is Entirely Consistent With Delaware Law And Therefore Cannot Be Excluded Under Rules 14a-8(i)(1), (2), Or (6)

A. <u>The Proposed Bylaw is a Director Qualification As Explicitly Authorized By Delaware Law</u>

The Proposed Bylaw, which creates a bylaw establishing a director qualification, is expressly authorized by Delaware law. Under the DGCL, the shareholders of a Delaware corporation unquestionably possess the power to adopt bylaws and to prescribe director qualifications. Section 109(a) of the DGCL provides that:

> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has received any payment for any of its stock, by its board of directors. ***After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote***, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, ***any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors*** or, in the case of a nonstock corporation, upon its governing body by whatever name designated. ***The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.***

8 Del. C. § 109(a) (emphasis supplied).[3] Thus, the DGCL is clear that it is within the shareholders' authority to adopt bylaws for a Delaware corporation. The only limitations on the subject matter of such bylaws (which as described above, may be adopted, amended or repealed by shareholders) is set forth in 8 Del. C. § 109(b), which provides that:

> (b) ***The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.***

8 Del. C. § 109(b) (emphasis supplied). Moreover, the *specific* right to prescribe director qualifications is expressly provided by 8 Del. C. § 141(b), which provides in relevant part that:

> (b) . . . . Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation ***or bylaws may prescribe other qualifications for directors***.

8 Del. C. § 141(b) (emphasis supplied); *See also Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306, 1308 (Del. Ch. 1988) ("*Stroud I*") ("The Certificate of Incorporation or bylaws may prescribe other qualifications for directors.") (quoting 8 Del. C. § 141(b)). Thus, the DGCL not only expressly authorizes shareholders to adopt bylaws relating to: (i) the business of the corporation; (ii) the conduct of its affairs; and (iii) the rights or powers of its stockholders, directors, officers or employees *but also expressly authorizes bylaws that prescribe qualifications for directors.*

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3 "The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Manufacturing Company v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985). The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law. *See Oberle v. Kirby*, 592 A.2d 445, 457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & More Paper Co.*, 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).

Therefore, bylaws that establish director qualifications are entirely permissible under Delaware law.

Nevertheless, both the December 6, 2006 letter and the Potter Anderson letter[4] argue that the Proposed Bylaw is invalid because (1) it is not, in fact, a director qualification, as contemplated under 8 Del. C. 141(b) and (2) even if it is a director qualification it is unreasonable and therefore impermissible under Delaware. For the reasons discussed below, both these arguments fail.

First, the assertion in the Potter Anderson letter that the Proposal does not establish a "qualification" as contemplated by Delaware law is frivolous. *See* Potter Anderson letter at 2-3. As discussed above, Section 141(b) of the DGCL states: "The certificate of incorporation or bylaws may prescribe other qualifications for directors." In Delaware, "if a statute contains unmistakable language, no interpretation is required and the plain meaning of the words control." *Konkiel v. Wilmington Country Club*, No. Civ.A.03C-04-284PLA, 2004 WL 1543250, *5 (Del. Super. July 6, 2004). The dictionary definition of "qualification" makes clear that the "plain meaning" of the word "qualification" would include the eligibility criteria implemented by the Proposal. For example, the American Heritage® Dictionary of the English Language, Fourth Edition Copyright © 2004, by Houghton Mifflin Company, provides that a qualification is "[a] ***condition or circumstance that must be met or complied with.***" (Emphasis supplied). Similarly, Webster's also defines qualification as, *inter alia*, "***a condition or standard that must be complied with***." In fact, the Potter Anderson letter quotes BLACK'S LAW DICTIONARY (8th Ed. 2004), which defines qualification as "[t]he possession of qualities or properties (such as fitness or capacity) inherently or legally necessary to make one eligible for a position or office . . ." *See* Potter Anderson letter at 2 n.2. However, the Potter Anderson letter entirely fails to explain why or how the qualification in the Proposed Bylaw is in any way incongruous with this definition of the word. Indeed, the Proposal does nothing more than create an eligibility requirement that persons must meet to be nominated as directors; in short, it is a director qualification.

Nevertheless, the Potter Anderson letter inexplicably cites to the Delaware Constitution in an attempt to argue that Delaware places special limitations on the plain meaning of the word qualification. *See* Potter Anderson letter at 2 n.2. While the argument is entirely without merit, the Potter Anderson letter does accurately point out that the Delaware Constitution imposes certain qualifications, such as minimum age and residency requirements, to be elected governor, be elected to the legislature or serve on the judiciary. *See* Potter Anderson letter at 2 n.2 (citing *Del. Const.*, art. II § 3 (listing qualifications of voters); *Del. Const.*, art. III § 6 (listing qualifications for governor); *Del. Const.*, art. III § 19 (listing qualifications for Lt. governor); *Del. Const.*, art. IV § 2 (listing qualifications for judiciary)). However, Delaware is an inclusive democracy, and the few qualifications necessary to hold public office do not, even on the face of the Delaware Constitution, constitute the entire universe of potential qualifications under the definition of the word. *See Del. Const.*, art. I § 2 ("No religious test shall be required as a qualification to any office, or public trust, under this State."). Therefore, the argument that the Delaware Constitution limits the plain meaning of the word qualification is wrong.

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[4] Because the arguments in both letters concerning state law are substantially similar, for convenience, the Potter Anderson letter will be cited in refuting Brocade's arguments to the Division.

Furthermore, the Potter Anderson letter, in fact, concedes that "courts have found valid qualifications [that] concern a person's competence or fitness to serve as directors." *See* Potter Anderson Letter at 3 (citing *Stroud v. Grace*, 606 A.2d 75, 92-4 (Del. 1992)). However, Potter Anderson fails to meaningfully distinguish the Proposal from the director qualification found valid in *Stroud*, which established a qualification that required directors to: (1) have substantial managerial experience; (2) beneficially own stock in the corporation; or (3) be a current or former chief executive officer, chief operating officer, or president of the corporation. *See Stroud*, 606 A.2d 92-4. Just as the qualifications in *Stroud*, the Proposal, on its face, seeks to exclude persons "not fit" to be a director from holding office. Therefore, the Bylaw is a qualification as generally understood in Delaware law.

Potter Anderson, however, impermissibly questions whether the Proposed Bylaw does indeed ensure a minimum "skill" level or "expertise" for directors in arguing that it is not a bona fide "qualification" under state law. *See* Potter Andersen at letter at 3. Delaware courts will not second guess the sagacity of shareholders in enacting minimum qualifications for directors. Under Delaware law "'the ***fitness or unfitness of individuals to become directors [is] a matter for the stockholders to pass upon***.'" *Bragger v. Budacz,* Civ. A. No. 13376, 1994 WL 698609, at *4 (Del. Ch. Dec. 7, 1994) (*quoting In re Gulla*, 115 A. 317, 318 (Del. Ch. 1921)) (emphasis supplied). "Assuming full disclosure of relevant facts '***it would be ... improper' for a court to pass judgment on the fitness of a person to serve as a director of a Delaware corporation; that question is for stockholders not courts***." *Id.* Thus, Potter Anderson's or Brocade's belief that the Proposal does not, in fact, exclude directors without the necessary skills or expertise from seeking election is irrelevant as to whether it is a valid "qualification" under state law.

Second, Potter Anderson wrongly argues that even if the Proposed Bylaw is a "qualification," it is not enforceable under Delaware law because it is unreasonable. *See* Potter Anderson letter at 3-4. The only restriction which Delaware courts impose upon such qualifications is that they, like all bylaws, must be "reasonable" and "equitable." *Stroud I*, 585 A.2d at 1308. In general, Delaware courts have exercised their power to strike down stockholder enacted bylaws very cautiously. *See generally Hollinger*, 844 A.2d at 1080 ("[I]t is no small thing to strike down bylaw amendments adopted by a controlling stockholder[.]). For example, the plaintiffs in *Stroud I* argued that the proposed amendments "provide[] invalid and unreasonable qualifications for directors." *Stroud I*, 585 A.2d at 1308. The Court rejected this argument, and determined that the proposed qualifications were reasonable, stating:

> The majority of plaintiffs' objections to Proposed Article of Incorporation No. 11(c) are concerned with the alleged arbitrary qualifications set for directors. The Delaware General Corporation Law, however, expressly authorizes qualifications for directors: "Directors need not be stockholders unless so required by the Certificate of Incorporation or the by-laws. ***The Certificate of Incorporation or bylaws may prescribe other qualifications for directors***." 8 Del. C. § 141(b). Contrary to plaintiffs' assertions, therefore, the Certificate of Incorporation can provide for reasonable director qualifications.

Id. (emphasis in original) (citations omitted). Thus the Court expressly recognized that Delaware law permitted such qualifications (even if thought arbitrary) to be prescribed in a corporation's bylaws.

Despite shareholders' broad latitude to adopt bylaws, Potter Anderson's letter wrongly states that the Proposed Bylaw is unreasonable because it disqualifies Company-nominated directors "for acting in a manner the director in good faith believed was consistent with his or her fiduciary duties." Potter Anderson letter at 4. This argument is nothing more than a restatement of the argument that the Proposed Bylaw is unwise and Delaware courts will not invalidate a shareholder enacted bylaw merely because it believes the bylaw is not in the best interest of the company. *See Bragger*, 1994 WL 698609, at *4 (holding it is for the shareholders not courts to decide who is qualified as a director).

It is telling that Potter Anderson and Brocade do not cite to comparable director qualifications in bylaws that were held unenforceable by Delaware courts. Indeed, where other shareholder enacted bylaws have been invalidated as unreasonable or inequitable, Delaware courts generally have found an element of bad faith on the part of the shareholder. For example in *Hollinger*, 844 A.2d at 1028-9, defendant, a controlling shareholder of a company, engaged in blatant self dealing at the expense of his corporation. The defendant then passed bylaws to "disable[e] the . . . board from protecting the company from his wrongful acts." *Id.* at 1030 (striking down bylaws that, *inter alia*, required unanimity of board action for certain decisions and dissolved all committees of the board except the audit committee and a so called "Special Committee"). Potter Anderson and Brocade do not and cannot point to similar inequitable conduct on the part of CalPERS. Merely because the qualification may exclude certain current directors does not make the Proposed Bylaw inequitable. *See Stellini v. Oratorio,* 1979 WL 2703, at * 2 (Del. Ch. 1979) ("Clearly, as directors, the plaintiffs had no vested interest in a directorship of [the corporation]. Rather, any right which they may have held in the office of director was acquired with the actual or implied knowledge that such right could be extinguished by the vote or consent of the majority stockholders of the defendant corporation.").

B. The Proposed Bylaw Does Not Impermissibly Interfere with the Directors' Ability to Exercise Their Business Judgment

The Potter Anderson letter wrongly argues that "the Proposal also violates Delaware law because it represents an improper attempt by stockholders to effectively assume management authority delegated to the Board [by 8 Del. C. 141(a)]." *See* Potter Anderson letter at 4. This argument fails for two reasons: (1) the director qualification would in no way impede directors from exercising their business judgment to manage the affairs of the corporation and (2) under Delaware law, shareholders may define the boundaries in which directors exercise their fiduciary duties.

First, it must be stressed that the Proposed Bylaw does not require directors to take any action whatsoever concerning removing the Company's supermajority provisions and in no way interferes with Brocade directors' ability to exercise their business judgment. The essence of Potter Anderson's flawed argument boils down to this: "the Proposal would substantially limit, if not effectively eliminate, the Board's ability to make an informed and disinterested

determination [to remove the supermajority provisions]." Potter Anderson letter at 8 n.10 (emphasis added).[5] In essence, what the Potter Anderson letter argues is that directors simply cannot be expected to exercise their fiduciary duties if doing so would mean they would lose their position as directors. This assertion, however, belies a foundational principal of Delaware law: directors are capable and must exercise their fiduciary duty on behalf of shareholders, even if doing so would cause them to lose their position as directors. *See Unitrin, Inc. v. American General Corp.*, 651 A.2d 1361, 1373-74 (Del. 1995) (holding that directors would violate their fiduciary duty to shareholders where they took defensive measures against a takeover to protect their position as directors rather than promoting shareholder interests). This principle is the bedrock of every Delaware court decision concerning change of control of corporations where directors must decide if a change of control is in the best interest of stockholders, regardless of whether their decision would cause them to lose their position as directors. As the court in *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 954 (Del. 1985) held:

> ***When a board addresses a pending takeover bid it has an obligation to determine whether the offer is in the best interests of the corporation and its shareholders. In that respect a board's duty is no different from any other responsibility it shoulders, and its decisions should be no less entitled to the respect they otherwise would be accorded in the realm of business judgment.*** There are, however, certain caveats to a proper exercise of this function. Because of the omnipresent specter that a board may be acting primarily in its own interests, rather than those of the corporation and its shareholders, there is an enhanced duty which calls for judicial examination at the threshold before the protections of the business judgment rule may be conferred.

See also Kahn v. Roberts, Civ.A.No. 12,324, 1994 WL 70118, at *5 (Del. Ch. Feb. 28, 1994) (holding directors were capable of exercising their business judgment even where doing so "would jeopardize [their] continued tenure . . . threatening the financial benefits and personal prestige which accrue to [them] by virtue of their position as directors."). Indeed, taking Brocade's argument to its logical conclusion, Directors would also be incapable of disinterestedly deciding whether to maintain supermajority provisions when removing such provisions would cause them to lose their position as directors. Clearly this assertion has no place in Delaware law, and accepting Potter Anderson's argument would render vast portions of Delaware jurisprudence a nullity.

Second, even if the Proposed Bylaw would somehow regulate how directors managed the affairs of the corporation if enacted, it would not be prohibited by DGCL 141(a) which states:

> (a) The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, ***except as maybe otherwise provided in this chapter*** or in its certificate of incorporation. If

[5] The December 6, 2006 letter similarly states: "The CalPERS Proposal, if adopted and implemented, would create an ***inherent conflict*** for directors who, in the exercise of their business judgment, believe it would be in the best interest of the shareholders to maintain in place the supermajority provision in order to protect the interests of the minority shareholders." (emphasis added).

> any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a) (emphasis supplied). Thus, as the very terms of this statutory provision make clear, the delegation of power to a corporation's board of directors is not absolute. *Id.* In point of fact, it is ***indisputable*** that DGCL § 141(a) appears in the same chapter (Chapter 1 – General Corporation Law) of Title 8 of the Delaware Code as each of the other statutory provisions discussed above.[6] Thus, DGCL § 109(a) (which expressly authorizes shareholders to adopt bylaws relating to "the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees") and DGCL § 141(b) (which expressly authorizes bylaws which prescribe qualifications for directors) may, consistent with the plain language of DGCL § 141(a), be read as an expressly permissible limitation of a board's powers, so long as such bylaws comply with the limitations set forth in DGCL § 109(b).

The foregoing principles were recently illustrated by the Delaware Court of Chancery in *News Corp.*, 2005 WL 3529317, at *6 n.48. The court held: ***"Of course, the board of directors' managerial power is not unlimited ... the Delaware General Corporations Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs."*** In that case, the defendants argued that a contract with shareholders where the board agreed not to enact a poison pill for successive one year terms without shareholder approval was invalid for two reasons: first, such a limitation on director power had to be in the certificate of incorporation, and second, such a limitation was invalid as a matter of law because it would require the board to "refrain from acting when the board's fiduciary duties require action." *Id.* at * 6-7. The court rejected defendant's arguments as fundamentally misconstruing the relationship between shareholders and directors, holding: "***[The] board's power – which is that of an agent's with regard to its principal – derives from the shareholders, who are the ultimate holders of power under Delaware law.***" *See* id. at *6. Thus, any suggestion that Delaware law necessarily precludes shareholder-adopted bylaws that affect the management of a corporation is simply wrong. The court in *News Corp.* held:

> Fiduciary duties exist in order to fill the gaps in the contractual relationship between shareholders and directors of the corporation. ***Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say. Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it.*** This point can be made by reference to principles of agency law: Agents frequently have to act in situations where they do not know exactly how their principal would like them to

6 While Section 141 does not define the word "chapter," the word should be given its plain meaning. Title 8 of the Delaware Code, entitled Corporations is divided into three chapters. Chapter 1 is the General Corporation Law, or the "DGCL." The DGCL, in turn, is divided into 17 subchapters. Section 109 is contained in "Subchapter I. Formation;" Section 141(a) is contained in "Subchapter IV. Directors and Officers." Both sections, however, are contained within "Chapter 1. General Corporation Law."

> act. In such situations, the law says the agent must act in the best interest of the principal. Where the principal wishes to make known to the agent exactly which actions the principal wishes to be taken, the agent cannot refuse to listen on the grounds that this is not in the best interest of the principal.

Furthermore, *News Corp.* did not represent some kind of a dramatic departure from Delaware precedent. In *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1078-80 (Del. Ch. 2004), the court noted that bylaws can substantially regulate board action in exercising its business judgment. In that case, the Court rejected an argument that shareholders could not adopt a bylaw abolishing a committee created by the board of directors because that power was reserved to the board by DGCL §141. *Id.* at 1078-81. Specifically, the Court noted that:

> [s]tockholders are invested by § 109 with a statutory right to adopt bylaws. By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." This grant of authority is subject to the limitation that the bylaws may not conflict with law or the certificate of incorporation.
>
> * * *
>
> In *Frantz Manufacturing Co. v. EAC Industries*, [501 A.2d 401 (Del.1985)], the Delaware Supreme Court made clear that bylaws could impose severe requirements on the conduct of a board without running afoul of the DGCL. In Frantz, a majority stockholder implemented bylaw-amendments when it feared that the incumbent board would divest it of its voting power. The amendments required, among other things, that there be unanimous attendance and board approval for any board action, and unanimous ratification of any committee action. The Supreme Court found that the bylaws were consistent with the terms of the DGCL. In so ruling, the Court noted that the "bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws."

844 A.2d at 1078-80 (emphasis supplied). The Court also expressly rejected the exact argument put forth by Brocade's counsel in this case (that the Proposal impermissibly usurps the power conferred upon the board pursuant to DGCL § 141(a)), stating:

> For similar reasons, I reject International's argument that that provision in the Bylaw Amendments impermissibly interferes with the board's authority under § 141(a) to manage the business and affairs of the corporation. ***Sections 109 and 141, taken in totality, and read in light of Frantz, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity.***

Id. at 1080 n. 136 (emphasis supplied). Thus, the *News Corp.* and *Hollinger* decisions makes crystal clear that bylaws in fact can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of

the DGCL. Therefore, the premise that Section 141(a) provides an absolute, ironclad delegation of managerial authority to the board of directors is patently incorrect.

Inexplicably, though *News Corp.* and *Hollinger* represent the most recent pronouncements by a Delaware Court on this issue, the December 6, 2006 letter and the Potter Anderson letter fail to even mention the cases. Instead the Potter Anderson letter wrongly argues the following: (1) stockholders may not "substantially limit a board's freedom to make decisions" under DGCL § 141(a); and (2) the Proposed Bylaw is illegal because it is somehow analogous to cases where directors abandon or delegate their fiduciary duty to shareholders.

Potter Anderson inappropriately applies *Paramount Communications v. Time, Inc.*, Nos. 10866, 1989 WL 798890 (Del. Ch. July 14, 1989) to argue that shareholders may not limit directors' ability to exercise their fiduciary duties. *See* Potter Anderson letter at 5. However, *Paramount* does not speak to the issue of whether or not Brocade may exclude the Proposal. In *Paramount*, the court found that the board of Time Inc. did not violate its fiduciary duty to shareholders by taking defensive measures to prevent a successful tender offer by Paramount. *See Paramount*, 1989 WL 79880, at * 29-30. The court noted that the board had to exercise its own business judgment on whether or not the tender offer was beneficial to shareholders, even if a majority of shareholders wanted to tender their shares. *See id* at 30. However, Potter Anderson misses a crucial point in its citation to the case: although it is true that board members may take action against the wishes of the majority of shareholders, it is equally true that under Delaware law those directors must answer to shareholders when they express their will through a vote. *See News Corp.*, 2005 WL 3529317, at * 6 ("***[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way.***"). Therefore, Potter Anderson's citation to *Paramount* for the proposition that shareholders may not enact the Proposal is misplaced.

Also the situation is factually distinguishable from cases where directors delegate their fiduciary duties to third parties or wholly abandon their fiduciary duties. For example, Potter Anderson places inordinate reliance on *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205 (Del. Ch. 1979), *aff'd sub nom, Harrison v. Chapin*, 415 A.2d 1068 (Del 1980). *See* Potter Anderson letter at 6. In that case the court held that trustees of a nonprofit corporation could not contract amongst themselves to limit the number of trustees at a number below the maximum number allowed in the certificate of incorporation. *See id.* at 1210. The court held that "***directors*** of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of a corporation." *See id.* at 1210 (emphasis added). The case simply does not speak to the issue of whether ***shareholders*** can regulate how a board discharges its fiduciary duties.

Similarly, Potter Anderson's reliance on *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985) is misplaced. *See* Potter Anderson letter at 7. In that case the court held that in considering a merger, directors did not fulfill their duty of care to shareholder by "act[ing] in an informed and deliberate" manner before submitting a merger proposal to stockholders. *Id.* at 873. The court held: "a director may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement." However, this case is inapposite. The Proposed Bylaw, if adopted, would not constitute any abdication of directorial authority by

directors because the bylaw would be adopted by the *shareholders*. Although the *directors* cannot restrict their own abilities to exercise their fiduciary judgment in the future (by abdication or delegation), there is no similar restriction on what *shareholders* can do. As discussed above, the *News Corp.* decision makes clear that shareholders can enact bylaws that pervasively and strictly regulate the conduct of the board of directors. *News Corp.*, 2005 WL 3529317, at * 6 n. 48. Therefore, a bylaw validly adopted by the shareholders themselves simply cannot constitute any "abdication" or "delegation" of fiduciary responsibilities by the directors.

C. The Proposed Bylaw is Not A Unilateral Effort to Amend the Certificate of Incorporation by Shareholders

Potter Anderson wrongly argues that the Proposed Bylaw would somehow effect a change in the Certificate of Incorporation without the consent of directors. *See* Potter Anderson letter at 6-7. Under DGCL § 242(b), directors must adopt changes to the certificate of incorporation *and* shareholders must approve those changes to amend the certificate of incorporation. However, it is indisputable that the Proposed Bylaw seeks only to amend Brocade's bylaws, which, as discussed above, is expressly authorized by DGCL § 109. To change the supermajority provisions in Brocade's certificate of incorporation would still require approval of both directors and shareholders. As discussed above, if the Proposed Bylaw were enacted, directors would still be obligated to exercise their fiduciary duties to decide whether or not amending the supermajority provisions was advisable.

II. The Proposed Bylaw Is Consistent With Brocade's Certificate Of Incorporation And Therefore Cannot Be Excluded Under Rules 14a-8(i)(1), (2), Or (6)

Potter Anderson's argument that the Proposed Bylaw is inconsistent with Brocade's articles of incorporation is wholly without merit. *See* Potter Anderson letter at 8-9. Under Delaware law, bylaws may not be inconsistent with a company's articles of incorporation. *See* 8 Del. C. § 109. Potter Anderson argues that the Proposed Bylaw is inconsistent with the provision in Brocade's articles of incorporation that provides that any member of the Board can only be removed for cause by a vote of a majority of outstanding shares or without cause by a 66 2/3% vote of outstanding shares. *See* Potter Anderson letter at 9 (citing Article VII Section 7 of Brocade's articles of incorporation). Potter Anderson misconstrues the Proposed Bylaw and states: "under the terms of the Proposal, a director could be removed, arguably for cause, without the necessary vote of the stockholders." *See id.* This statement is a total mischaracterization of the Proposed Bylaw. The Proposed Bylaw could not be used to remove any director during his or her term and thus is not an "end-run" around Article VII, Section 7 of the articles of incorporation . The Proposed Bylaw merely sets a director qualification for persons who can be nominated to the board.

In fact, Potter Anderson's exact argument was rejected in *Stroud I*, where the court held that the three challenged qualifications contained in the company's certificate of incorporation was entirely consistent with another provision in the certificate of incorporation stating the directors could only be removed for cause by a 75% vote of shareholders. *See Stroud I*, 585 A.2d at 1309. The court held:

> Plaintiffs further argue that proposed Article 11(c) [containing director qualifications] of the Certificate of Incorporation is internally inconsistent with proposed Article 11(f) which allows the stockholders to remove directors for cause upon a 75% vote . . . ***The stockholder's right to remove directors for cause . . . does not preclude the automatic termination of a director upon failure to be qualified under one of the three categories set forth in proposed Certificate of Incorporation No. 11.***[7]

Therefore the Proposed Bylaw is entirely consistent with the Company's certificate of incorporation.

III. The Proposed Bylaw Is Not Vague Or Misleading And Therefore Cannot Be Excluded Under Rules 14a-8(i)(3) Or (6)

The Proposal is simply not vague or misleading. Rule 14a-8(i)(3) states that a company may exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

However, the Proposal is not vague. It clearly:

(1) seeks to amend the Company's bylaws

(2) to implement a qualification for individuals to serve as directors of Brocade, which would disqualify for election as director

(3) any current or former director who either:

- (a) "opposed," in any final board action, the submission to a shareholder vote at the Company's 2007 annual meeting of a binding proposal to remove the Company's supermajority provisions; or
- (b) "opposed," in any final board action, the support of the board in any proxy solicitation made with respect to such proposal; and
- (c) did not reverse their opposition to (a) or (b) before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

[7] It is important to note that unlike the bylaw in *Stroud* the Proposed Bylaw if enacted would not effect automatic termination of directors, but only bar unqualified directors from being nominated by the Company. In that respect, Potter Anderson's argument that the Proposed Bylaw is inconsistent with DGCL § 141(k) is wrong. *See* Potter Anderson letter at 8. DGCL § 141(k) states: "Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause." However the Proposed Bylaw simply does not seek to remove directors during their term and is entirely consistent with DGCL § 141(k).

Nevertheless, Brocade argues that the Proposed Bylaw is vague because the terms "opposed" and "binding proposals" will lead to confusion. *See* December 6, 2006 letter at 10-11. First, the term "oppose" is not vague. Where a director takes any action to prevent shareholders from voting on removing supermajority provisions or did not recommend to shareholders to vote for such a provision, that director cannot be nominated by the Company to serve as director unless he or she reverses his or her position. There is absolutely nothing ambiguous about that.

Similarly, the term "binding proposal" is not vague. To be a binding proposal to amend the supermajority provisions in Brocade's articles of incorporation, such proposal must have previously been adopted by the Board. *See* DGCL § 242(b). Furthermore, to be enacted, such a proposal must receive 66 2/3 % of votes of outstanding shareholders, according to the Company's articles of incorporation. *See* Article VIII Brocade's articles of incorporation. Brocade can point to nothing in the Proposal that suggests otherwise.

Furthermore, the assertion in the supporting statement that states that shareowners have shown a "consistent and overwhelming preference to [remove the Company's supermajority provisions]" is not false or misleading.[8] Brocade argues that a one time vote does not imply consistent support of the principles behind the Proposed Bylaw. However, it is highly improbable that such overwhelming shareholder support, over 91% of votes cast, materialized overnight. Thus, it is a more than reasonable assertion to say that shareholder support has been consistent.[9]

IV. The Proposed Bylaw May Not Be Excluded Under 14a-8(i)(8) Because It Does Not Relate To An Election

In addition to the arguments based upon Delaware Law, Brocade's December 6, 2006 letter also erroneously argues that the Proposal may properly be excluded from Brocade's 2007 proxy statement pursuant to Rule 14a-8(i)(8). *See* December 6, 2006 letter at 12-15. Rule 14a-8(i)(8) provides that a company need not include in its proxy materials any shareholder proposal that relates to "an election" of the board of directors. Rule 14a-8(i)(8) states (in "plain English question format") as follows:

> (i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
>
> . . .

---

[8] CalPERS' Proposal as submitted states: "CalPERS urges you to join in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the board." This was a typographical error and CalPERS has asked the Company to change the language of the proposal to the bracketed statement above. *See* Exhibits A and B.

[9] Although CalPERS disagrees with Brocade's position that the Proposal is misleading, CalPERS has agreed to remove the words "consistent and" from the last sentence of the supporting statement and change the reference in the supporting statement from "such overwhelming votes" to "such an overwhelming vote." *See* Exhibits A and B.

> (8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body

17 C.F.R. § 240.14a-8(i). As detailed below, the company may not exclude the proposal under 14a-8a-8(i).

A. The Proposed Bylaw Does Not Circumvent Rule 14a-12

The Commission has stated that "the principle purpose of Rule 14a-8(i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules including 14a-11[10], are applicable thereto." *See* Release No. 34-12598, 1976 WL 160410 (July 7, 1976) ("1976 Statement"). However, the SEC has specifically stated that that Rule 14a-8(i)(8) does not enable a company to exclude shareholder proposals that set forth director qualifications. The Commission stated, in its release concerning the most recent changes to Rule 14a-8(i)(8), the following:

> [T]he Commission has deleted the words 'corporate, political or other' from the adopted provision, since it is apparent that the inclusion of those words in the proposed version led many commentators to the erroneous belief that the Commission intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, ***general qualifications for directors***, and political contributions by the issuer. To dispel this misunderstanding, the Commission has revised the language of the adopted provision to read substantially as its predecessor under the former rule.

See Release No. 35-19771, 1976 WL 160347 (November 22, 1976) (emphasis added). The Proposed Bylaw is nothing more than a general qualification for directors and therefore cannot be excluded under 14a-8(i)(8).

The Second Circuit Court of Appeals in *AFSCME*, 462 F.3d at 130 confirmed that the election exclusion in Rule 14a-8(i)(8) only applies to "shareholder proposals that related to ***a particular election.***" (emphasis added). In that case, a shareholder sued American International Group, Inc. ("AIG") to include a shareholder proposal that required that the company publish names of shareholder-elected candidates in its proxy. AIG attempted to exclude the proposal based on Rule 14a-8(i)(8). However the court interpreted the exclusion in Rule 14a-8(i)(8) narrowly, holding that the 1976 Statement reflects the view that:

> ***[T]he election exclusion is limited to shareholder proposals used to oppose solicitations dealing with an identified board seat in an upcoming election*** and rejects the somewhat broader interpretation that the election exclusion applies to

---

[10] Rule 14a-11 has been moved to Rule 14a-12 and provides for certain disclosure requirements for persons who "oppos[e] a solicitation subject to this regulation by any person or group of persons with respect to election or removal of directors at any annual or special meeting of security holders . . .."

> shareholder proposals that would institute procedures making such election contests more likely.

AFSCME, 462 F.3d at 128 (emphasis added). It is indisputable that the Proposed Bylaw does not target any particular board member sitting for reelection in 2007. First, the Proposed Bylaw is not even applicable to the 2007 elections as it would only take effect after it is passed by stockholders at the annual meeting. Second, it does not target any particular director as any director on the board can meet the qualification requirement by reversing their position concerning supermajority provisions before the Company's 2007 annual meeting. Therefore, the Proposed Bylaw sets a minimum qualification for all potential directors and does not campaign against any identifiable candidate.

The broader interpretation of 14a-8(i)(8) that the December 6, 2006 letter argues for would interfere with shareholder rights under state law to enact bylaws relating to director qualifications, and consequently such an interpretation is strongly disfavored. The court in the *Business Roundtable*, 905 F.2d at 413 stated: "***[C]orporations are creatures of state law, and investors commit their funds to corporate directors on the understanding that, except where federal law expressly requires certain responsibilities of directors with respect to stockholders, state law will govern the internal affairs of the corporation.***" (quoting *Santa Fe Indus.*, 430 U.S. at 479.). In that case, the court held that the Commission could not amend the rules of the NYSE to preclude corporations listed on the Exchange from taking actions to reduce the per share voting rights of existing stockholders. *See id.* at 407. The court held that the Commission did not have the authority to require such a rule under Section 19(c) of the Exchange Act, 15 U.S.C. § 78s(c), which gives the Commission the power to amend the rules of self regulatory-organizations, such as the NYSE, when doing so would be "'in furtherance of the purposes of the Exchange Act.'" *Id.* at 408 (quoting 15 U.S.C. § 78s(c)). The court defined the purpose of the Exchange Act as follows: "***The goal of federal proxy regulation was to improve those communications and thereby to enable proxy votes to control the corporation as effectively as they might have by attending a shareholder meeting.***" *Id.* at 410. It further held that the rule that the Commission tried to impose on the NYSE was antithetical to that purpose as it wholly precluded stockholders of NYSE corporations from voting on measures to reduce their per share voting rights. The court stated: "***In 1934 Congress acted on the premise that shareholder voting could work, so long as investors secured enough information and, perhaps, the benefit of other procedural protections. It did not seek to regulate the stockholders' choices.***" *See id.* at 411 (citing Voting Rights Listing Standards; Disenfranchisement Rule, 53 Fed. Reg. 26,376, 26,384 (1988) ("Section 14(a) contains an implicit assumption that shareholders will be able to make use of the information provided in proxy solicitations in order to vote in corporate elections."). Therefore, Exchange Act rules should be interpreted to foster disclosure, not to restrict shareholder rights under state law. As argued above, shareholders have the right to enact director qualification bylaws under state law. Brocade's faulty interpretation of the Exchange Act would inhibit that right. Because the goal of the proxy rules is to give shareholders the same rights they would have if they "attend[ed] a shareholder meeting," Brocade's broad interpretation of Rule 14a-8(i)(8) is contrary to the purpose of the Exchange Act. *Id.* at 410.

B. The Proposed Bylaw Does Not Question The Business Judgment of Any Director

Brocade wrongly argues that the Proposed Bylaw should be excluded from the Proxy because it questions the business judgment of individual directors. The Division has found that a proposal that questions the business judgment of specific directors up for reelection in an annual meeting can be excluded under Rule 14a-8(i)(8). *See Time Warner Inc.*, 1990 WL 286390, at * 1 (Mar. 23, 1990) (publicly available Mar. 2, 2000) (excluding proposal to censure the board). However, Brocade has not pointed to one director who would be excluded by the Proposed Bylaw. Indeed, all directors on the board may meet the minimum qualification in the Proposed Bylaw so long as they never took certain measures to oppose the Company's supermajority provisions or reversed their previous opposition to removal of the supermajority provisions. The Proposed Bylaw simply does not question the business judgment of any person, but sets a minimum qualification, which is entirely permissible under the Exchange Act. *See, e.g., Nabors Industries Ltd.*, 2005 WL 678890 (publicly available Mar. 19, 2005) (disagreeing with the company that it may exclude a proposal establishing a qualification requiring both that the chairperson of the board be independent and that the board nominate independent directors).

The December 6, 2006 letter, however, places inordinate reliance on *Honeywell Int'l Inc.*, 2000 WL 248603 (publicly available Mar. 2, 2000) ("Honeywell"), which is factually distinguishable. In *Honeywell,* the Division found that the company could exclude a shareholder proposal that "resolved" to "make directors ineligible for election if they fail to enact any resolution that is adopted by shareholders" because "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting of shareholders." *Id.* CalPERS' Proposal is materially different from the proposal at issue in *Honeywell*. Importantly, CalPERS' Proposal, unlike the *Honeywell* proposal, establishes a director qualification through a bylaw amendment that is specifically permitted under Delaware law. Because, under Delaware law, "bylaws may pervasively and strictly regulate the process by which boards act" (*Hollinger*, 844 A.2d at 1080 n.136), the concern articulated by the Division in *Honeywell* -- that the proposal improperly questioned the business judgment of directors -- is irrelevant as a matter of law. Furthermore, as discussed above, unlike the proposal in *Honeywell*, the Proposed Bylaw does not question the business judgment of any current director as any current director has the chance to seek reelection if they reverse their opposition to removal of the Company's supermajority provisions. Finally, to the extent that Brocade argues that *Honeywell* enables it to bar objective director qualifications from its proxy statement, such assertion is directly contrary to *AFSCME* and the Commission's own pronouncements on the matter.

CONCLUSION

For the foregoing reasons, we believe that CalPERS' Proposal should be included in Brocade's 2007 Proxy Statement and that Brocade's request for a no-action letter should be denied. Specifically, as set forth above, it is our legal opinion that the subject matter of the Proposal is specifically authorized by Delaware law and does not relate to an election of directors under Rule 14a-8(i)(8). In the event that the Staff disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,

Michael J. Barry

MJB/rm
Enclosure

cc: Katharine A. Martin, Esquire

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 27, 2006

OVERNIGHT MAIL & FACSIMILE

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: Tyler Wall, Corporate Secretary

Re: CalPERS' Shareowner Proposal

Dear Mr. Wall:

This letter is in regard to the shareholder proposal ("Proposal") that the California Public Employees' Retirement System ("CalPERS") submitted to Brocade Communications Systems, Inc. ("Brocade" or the "Company") on November 1, 2006. Pleased be advised that the Proposal contained two typographical errors.

First, the proposal stated, in part, that:

> A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to remove the Company's supermajority provisions; or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

The second reference to the 2006 annual meeting should have been to the 2007 annual meeting.

Second, the supporting statement should not have referenced Brocade shareowners' "overwhelming preference to declassify the Board" but rather Brocade's shareowners' "overwhelming preference to remove the Company's supermajority provisions."

Finally, in response to your opinion that the statement is false and misleading, we are willing to remove the words "consistent and" from the last sentence of the supporting statement and change the reference in our supporting statement from "such overwhelming votes" to "such an overwhelming vote."

Attached is CalPERS' corrected shareowner proposal.

If you have any questions or additional comments, please do not hesitate to contact me or Gina Ratto, Deputy General Counsel.

Very truly yours,

Gina H. Ratto (fn)

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager -- CalPERS
Katherine A. Martin, Wilson Sonsini Goodrich & Rosati

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications Systems, Inc. ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2007 annual meeting of a binding proposal to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 890,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to

remove the Company's supermajority provisions. Last year, 91% of the votes cast (more than 53% of outstanding shares) were in favor of removing the Company's supermajority provisions. We believe any director that ignores such an overwhelming vote of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to remove the Company's supermajority provisions, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareholders, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' overwhelming preference to remove the Company's supermajority provisions. We urge your support FOR this proposal.

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Two Fountain Square, Reston Town Center
11921 Freedom Drive, Suite 600
Reston, VA 20190-5634
PHONE 703.734.3100
FAX 703.734.3199
www.wsgr.com

January 9, 2007

RECEIVED
2007 JAN 10 PM 12:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA COURIER AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by California Public Employees' Retirement System to Brocade Communications Systems, Inc. ("Brocade") with respect to Brocade's 2007 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Brocade Communications Systems, Inc. ("Brocade" or the "Company") and responds to the December 27, 2006 letter of Grant & Eisenhofer P.A. (the "G&E Letter") on behalf of the California Public Employees' Retirement System ("CalPERS"). The G&E Letter includes a letter dated December 27, 2006 from CalPERS to the Company which seeks to modify the shareholder proposal submitted by CalPERS on November 1, 2006 (the "Proposal").

The Company believes that the modifications that CalPERS seeks to make to the Proposal are improper as the deadline for submission of proposals for the Company under Rule 14a-8 has passed. In addition, the Company continues to maintain that the CalPERS Proposal may be excluded from the Company's 2007 proxy statement pursuant to Rules 14a-8(i)(1)-(3), (6) and (8).

With respect to the modifications that CalPERS seeks to make to their Proposal, the Company believes that the changes substantively modify the original Proposal submitted on November 1, 2006. We believe that the modifications to the Proposal submitted on December 27, 2006 constitute a new proposal which the Company may exclude as not

having been submitted by the properly determined deadline of November 6, 2006 in accordance with Rule 14a-8(e).

The last paragraph of the supporting statement in the original CalPERS Proposal urges shareowners to vote to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' "consistent and overwhelming preference to declassify the Board." As Brocade noted in its previous letter, Brocade's stockholders have only voted on a proposal to remove supermajority voting requirements in its certificate of incorporation. Board classification and supermajority voting requirements are clearly distinct concepts under Delaware law. CalPERS is attempting to change the Proposal directly in response to arguments set forth in Brocade's letter.

For CalPERS to characterize the modifications as "typographical" is disingenuous. CalPERS is a sophisticated investor which has attorneys on staff and access to outside counsel; it has submitted shareholder proposals relating to corporate governance to issuers on many occasions previously (including one to the Company last year regarding supermajority majority voting) and is familiar with the requirements to timely submit a proposal. The Proposal originally submitted prior to the deadline was vague and confusing, and this is one of the grounds upon which the Company seeks to exclude the Proposal. CalPERS may not now provide substantive "corrections" that seek to remedy the ambiguous and confusing nature of the Proposal with a new proposal in response to the Company's request for no-action relief to exclude the Proposal. To allow a proponent to substantively change its proposal after the deadline, particularly in the case of a sophisticated party such as CalPERS, would vitiate the deadline and process for disqualification of proposals clearly established in Rule 14a-8.

With respect to the substantive matters set forth in the G&E Letter, the Company continues to believe that the Proposal should be excluded for the reasons set forth in our letter dated December 6, 2006, including the legal opinion attached thereto by Potter Anderson and Corroon LLP.

While we will not reiterate those positions in their entirety in this response, we would like to emphasize that the CalPERS Proposal clearly states that it applies only to "any director nominated for election <u>by the Company</u>." (emphasis added). We note that the G&E Letter conspicuously did not respond to our conclusion that because the CalPERS Proposal only applies in respect of directors nominated for election "by the Company" — and not individuals nominated by stockholders — the CalPERS Proposal is not a qualification within the meaning of Delaware law. A true qualification within the meaning of Delaware law must apply to any person seeking election as a director, regardless of who nominates them. We believe that limiting the CalPERS Proposal to directors nominated

for election only "by the Company" demonstrates the true intent of the Proposal — an attempt to coerce Brocade's existing directors into acting in accordance with CalPERS' previous stockholder proposal for inclusion in the Company's proxy materials for the 2006 annual meeting of stockholders which urged the Company to delete the supermajority provisions in its certificate of incorporation, regardless whether the Directors believe, in their exercise of their fiduciary duties to stockholders, that such an action furthers the best interests of Brocade and all of its stockholders.

To the extent the G&E Letter does address this issue, it asserts that the CalPERS Proposal would "implement a qualification for individuals to serve as directors of Brocade," apparently regardless of who nominated them. G&E Letter p. 14. If this is CalPERS' understanding of the effect of the Proposal, that understanding is contrary to the plain language of the Proposal itself, which, as noted above, applies only to "any director nominated for election by the Company." Such a contradiction between the plain language of the Proposal and the apparent intent of its proponent only serves to highlight the inherent vagueness of the CalPERS Proposal.

In addition to being unclear as to which nominees the Proposal is intended to apply, the Proposal seeks to disqualify Company director nominees who, in any final Board action, "opposed" (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a "binding proposal" to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. The term "opposed" is impermissibly vague. Would a director be disqualified if he had simply expressed opposition, consistent with good corporate governance, to one of the actions during the meeting? Likewise, would the failure to raise the proposal at a board or the failure to vote on such a proposal cause the director to be disqualified as having "opposed" the proposal?

For the reasons discussed above, the Company continues to respectfully request that the Staff concur with the Company's view that the CalPERS Proposal may properly be omitted from the Proxy Materials under Rule 14a-8. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH &
ROSATI
Professional Corporation

/s/ Katharine A. Martin

Katharine A. Martin

cc: Tyler Wall, Esq.
Michael Barry, Esq.
Peter H. Mixon, Esq.

Grant & Eisenhofer P.A.

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger

Charles T. Caliendo*
Leslie A. Conason*
Stephen G. Grygiel
Mary S. Thomas*
Diane T. Zilka

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jill Agro
Jeff A. Almeida[□]
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Cynthia A. Calder
Ananda Chaudhuri
P. Bradford deLeeuw
Lydia Ferrarese*
Gregg S. Levin[†]
Christine Mackintosh[°]
Jonathan D. Margolis*
James P. McEvilly, III
Sharan Nirmul

Serena Palumbo[■]
Catherine Pratsinakis
Brian M. Rostocki
Ralph N. Sianni
Marc D. Weinberg[□]
Kimberly L. Wierzel

□ Admitted in NJ & PA Only
† Admitted in MA & DC Only
• Admitted in NY Only
° Admitted in PA Only
♦ Admitted in SC Only
* Admitted in CA Only
■ Admitted in Italy Only

Stephen K. Benjamin♦
Of Counsel

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 10, 2007

RECEIVED
2007 JAN 11 PM 3:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by California Public Employees' Retirement System to Brocade Communications Systems, Inc. for Inclusion in the Company's 2007 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of our client California Public Employees' Retirement System ("CalPERS") and responds to the January 9, 2007 letter of Wilson Sonsini Goodrich & Rosati P.C. ("Wilson Sonsini Letter") on behalf of Brocade Communications Systems, Inc., ("Brocade" or the "Company") addressed to the Division of Corporation Finance of the Securities Exchange Commission (the "Division"). The Wilson Sonsini Letter makes arguments in response to a December 27, 2006 letter CalPERS' counsel, Grant & Eisenhofer P.A., sent to the Division concerning a shareholder proposal submitted by CalsPERS to be included in Brocade's 2007 Proxy Statement (the "Proposal").

The Wilson Sonsini Letter makes three points in arguing that that the Division should grant Brocade no action relief with respect to the Proposal. First, the Wilson Sonsini Letter argues that CalPERS' request that the Company correct typographical errors is untimely because the request was made after the Company's deadline to submit shareholder proposals to be included in the 2007 proxy statement passed. Second, the Wilson Sonsini Letter rehashes its

argument that because the plain text of the Proposal only pertains to Company-nominated (and not shareholder-nominated) directors, it is not a director qualification under Delaware law. Third, Wilson Sonsini argues that the term "opposed" in the Proposal is impermissibly vague. As set forth below, all three arguments are plainly wrong: (1) shareholders can correct typographical errors after submitting a proposal; (2) the Proposal establishes a director qualification under Delaware law; and (3) the term "oppose" is not impermissibly vague.

First, Wilson Sonsini's argument that a company can simply ignore a shareholder's good faith effort to correct typographical errors is absurd. Indeed the SEC has stated in a press release that minor changes to a timely submitted proposal are permissible, even after the deadline to submit shareholder proposals has passed. The SEC stated:

> [C]hanges to a timely submitted proposal or supporting statement may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal. ***Examples of such changes would be a change in the form of the proposal to bring it into accord with the requirements of the applicable state law, or a change in the proposal or supporting statement to revise or delete misleading statements contained therein.***

Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act, Release No. 34-12999 (November 22, 1976), available at 1976 WL 160347 (emphasis added). Therefore, Wilson Sonsini's argument that CalPERS cannot correct inadvertently misleading statements or typos is legally wrong. Further, there is nothing substantive about the changes that CalPERS wishes to make to its Proposal – it mistakenly stated in the Proposal that the Company shareholders consistently supported declassifying the boards when that was not the case; Company shareholders overwhelmingly supported removing super majority provisions.

Second, Brocade is simply wrong that the Proposal does not contain a qualification as defined in Delaware law. The Proposal would bar any person from being nominated by the Company from serving as director if he or she opposed the submission of a binding proposal to remove the Company's supermajority provisions to a shareholder vote or opposed board support of such a proposal. Wilson Sonsini does not nor cannot cite to any case law indicating that Delaware has some sort of *per se* bar on director qualifications that disqualify certain company-nominated directors. However, in the spirit of cooperation, CalPERS is willing to drop the reference to Company nominated directors in the Proposal and have the Proposal apply to both shareholder and board-nominated directors. Therefore, Wilson Sonsini's argument provides no basis for granting the Company no-action relief.

Third, the term "oppose" is not vague. If any director, in a final board action, did anything to prevent shareholders from voting on a proposal to remove the Company's supermajority provisions, that director could not be nominated by the Company to serve as director. Therefore, if there is a Board vote to remove the supermajority provisions, any director

who does not support that vote could not be re-nominated as a director. However, merely staying silent, when no Board member suggests bringing the supermajority provision to a shareholder vote, would not exclude that person from being nominated for a director position by the Company. Therefore, the Proposal is not vague.

Sincerely,

Michael J. Barry

MJB/rm

cc: Katharine A. Martin, Esquire

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817
PHONE 202.973.8800
FAX 202.973.8899
www.wsgr.com

RECEIVED
2007 JAN 23 PM 3:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2007

VIA COURIER AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by California Public Employees' Retirement System to Brocade Communications Systems, Inc. ("Brocade") with respect to Brocade's 2007 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Brocade Communications Systems, Inc. ("Brocade" or the "Company") and responds to the January 10, 2007 letter of Grant & Eisenhofer P.A. (the "G&E Letter") on behalf of the California Public Employees' Retirement System ("CalPERS") in connection with the shareholder proposal submitted by CalPERS on November 1, 2006 (the "Proposal"). The Company continues to firmly believe that the CalPERS Proposal may be excluded from the Company's 2007 proxy statement pursuant to Rules 14a-8(i)(1)-(3), (6), (8) and (10).

As previously indicated, the Company believes that the modifications that CalPERS seeks to make to their Proposal substantively modify the original Proposal submitted on November 1, 2006. The G&E letter relies on the Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act, Release No. 34-12999 (November 22, 1976) (WL 160347) (the "SEC Release") in attempting to modify the Proposal, but neglects the fact that changes must be "minor in nature" and cannot "alter the substance of the proposal" as set forth in the SEC Release. CalPERS' attempt to the change a date reference in the Proposal from "2006" to "2007" changes the class of directors subject to the Proposal and therefore fundamentally changes substance of the Proposal. Moreover, pursuant to the SEC Release minor changes that do not alter the substance of a proposal are permitted only because the SEC recognizes that most shareholders submitting proposals "are not sophisticated in matters of securities law such as Rule 14a-8. Because of their lack of sophistication, such persons frequently are apt to submit proposals that generally comply with the substantive requirements of Rule 14a-8 but nevertheless contain some relatively minor defects that are easily correctable" (emphasis added). CalPERS is a sophisticated institutional investor which has attorneys on staff and access to outside counsel and is intimately familiar with the requirements of Rule 14a-8. CalPERS does not lack sophistication with respect to these matters and therefore should not be afforded the opportunity to correct defects in the Proposal.

In addition, as we pointed out in our letter dated January 9, 2007, because the CalPERS Proposal only applies in respect of directors nominated for election "by the Company" — and not individuals

nominated by stockholders — the CalPERS Proposal is not a qualification within the meaning of Delaware law. A true qualification within the meaning of Delaware law must apply to any person seeking election as a director, regardless of who nominates them. The G&E Letter states that "CalPERS is willing to drop the reference to Company nominated directors in the Proposal and have the Proposal apply to both shareholder and board-nominated directors." However, this attempt to once again modify the Proposal would substantively change the Proposal and is not timely. We believe that the modifications to the Proposal submitted on December 27, 2006, combined with the modification offered by CalPERS in the G&E Letter, constitute a new proposal which the Company may exclude as not having been submitted by the properly determined deadline of November 6, 2006 in accordance with Rule 14a-8(e).

Even with a modification to the Proposal to apply in respect of all director nominees, the discriminatory nature of the Proposal is not changed. By its terms and as a practical matter the Proposal can only apply to current members of the Company's Board of Directors. Even assuming CalPERS may "correct" the reference to the "2006 annual meeting" to be the "2007 annual meeting," the alleged "qualification" could not possibly apply to any persons other than the members of the Board who served in office during the period between the 2006 and 2007 annual meetings. This result flies in the face of the generally understood meaning of a director "qualification" — a characteristic desired of *any* director — and reveals the true intent of CalPERS: to cause the removal from office of any director who, in the exercise of his or her fiduciary duties, made a decision to maintain in effect the Company's supermajority vote provisions. Indeed, under the terms of the Proposal, even as modified, individuals nominated to the Company's Board of Directors in the future by CalPERS or by any other stockholder could in fact be proponents of supermajority voting provisions and still not be disqualified from being nominated to serve on the Company's Board or Directors, so long as such person did not serve as a director during the period provided in the Proposal and "oppose" in any final board action the matters set forth in the Proposal.

The Company would like to reiterate its belief that the term "opposed" is impermissibly vague. Although the G&E Letter gives some examples of what CalPERS thinks "opposed" would mean in various contexts, the Proposal is not clear on its face as to what "opposed" actually means. In addition, the Proposal also states that it is "not intended to disqualify for nomination any former or current directors who opposed...before notice of this proposal, <u>but who reverses such opposition</u> before the Board's approval of the Company's final proxy materials for the 2007 annual meeting" (emphasis added). Similarly, the Company believes that the phrase "reverses such opposition" is also impermissibly vague. Once a vote has been taken on a matter, how can a director reverse their opposition? Do they need to raise the proposal at a meeting and vote differently or can they just make a statement to the Board of Directors that they have changed their vote?

Finally, assuming CalPERS interpretation of "opposed" as set forth in the G&E Letter is correct, the Company believes that the Proposal is moot and therefore should not be included in its proxy statement. No current or former Company director would be disqualified as a director nominee pursuant to the original Proposal. Even assuming that CalPERS modifications are permitted, no current or former director would be disqualified under the Proposal. Prior to receiving the Proposal and prior to filing its proxy statement for the Company's 2006 annual meeting, which contained a precatory shareholder proposal from CalPERS regarding the Company's supermajority voting provisions, the Company's Board

of Directors discussed and analyzed the Company's supermajority voting provisions and the Nominating and Corporate Governance Committee determined that it was still appropriate to require supermajority approval of fundamental matters. Since the Company's 2006 annual meeting, although the Company's Board of Directors has had discussions regarding the supermajority voting provisions, it has not taken any taken a vote on this matter and therefore the Company believes that no "final board action" with respect to the matters set forth in the Proposal has been taken, nor does the Board of Directors currently contemplate voting on this matter prior to the Company's 2007 annual meeting. Since no "final board action" has or will be taken on this matter and no current or former director will have "opposed" (according to how "opposed" is defined by CalPERS) any of the matters in the Proposal, the Proposal will never apply to disqualify anyone from serving as a director. Because the Proposal can have no effect on the nomination of any person to serve on the Company's Board of Directors, the Proposal should be excluded from the Company's proxy statement under Rule 14a-8(i)(10) as having been substantially implemented and under Rule 14a-8(i)(3) because asking Company shareholders to vote on an amendment to the bylaws which can have no effect is false and misleading under Rule 14a-9.

For the reasons discussed above, the Company continues to respectfully request that the Staff concur with the Company's view that the CalPERS Proposal may properly be omitted from its Proxy Materials under Rule 14a-8. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Katharine A. Martin

Katharine A. Martin

cc: Tyler Wall, Esq.
Michael Barry, Esq.
Peter H. Mixon, Esq.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger

Charles T. Caliendo*
Leslie A. Conason*
Stephen G. Grygiel
Mary S. Thomas•
Diane T. Zilka

Jill Agro
Jeff A. Almeida□
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Cynthia A. Calder
Ananda Chaudhuri
P. Bradford deLeeuw
Lydia Ferrarese*
Gregg S. Levin†
Christine Mackintosh°
Jonathan D. Margolis*
James P. McEvilly, III
Sharan Nirmul

Serena Palumbo▪
Catherine Pratsinakis
Brian M. Rostocki
Ralph N. Sianni
Marc D. Weinberg□
Kimberly L. Wierzel

□ Admitted in NJ & PA Only
† Admitted in MA & DC Only
* Admitted in NY Only
° Admitted in PA Only
♦ Admitted in SC Only
• Admitted in CA Only
▪ Admitted in Italy Only

Stephen K. Benjamin♦
Of Counsel

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 29, 2007

RECEIVED
2007 JAN 30 PM 3:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FAX AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by California Public Employees' Retirement System to Brocade Communications Systems, Inc. for Inclusion in the Company's 2007 Proxy Statement

Ladies and Gentleman:

This letter is submitted on behalf of our client California Public Employees' Retirement System ("CalPERS") and responds to the January 23, 2007 letter of Wilson Sonsini Goodrich & Rosati P.C. ("Wilson Sonsini Letter") on behalf of Brocade Communications Systems, Inc. ("Brocade" or the "Company") addressed to the Division of, Corporation Finance of the Securities Exchange Commission (the "Division"). The Wilson Sonsini Letter makes arguments in response to a January 10, 2007 letter CalPERS' counsel, Grant & Eisenhofer P.A., sent to the Division ("January 10, 2007 Letter") concerning a shareholder proposal submitted by CalPERS to be included in Brocade's 2007 Proxy materials (the "Proposal").

Brocade, in its most recent letter to the Division, makes four arguments that are entirely without merit:

- Brocade argues that CalPERS may not correct typographical errors in the Proposal.

- Brocade rejects CalPERS' offer to modify the Proposal in a manner that would render previous state law arguments moot and insists that even without the deleted language, the Proposal violates state law.

- Brocade argues that the term "oppose" in the Proposal is vague and, for the first time, that the phrase "but who reverses such opposition" in the Proposal is vague.

- The Brocade letter argues that the Proposal is moot because no director has "opposed" submitting a binding proposal to shareholders that would remove the Company's supermajority provisions.

As set forth below, each of these arguments must fail.

First, the Securities and Exchange Commission ("SEC") has unambiguously stated that a shareholder may make "changes to a timely submitted proposal or supporting statement . . . after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal." Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 34-12999 (November 22, 1976) (1976 WL 160347) ("SEC Release"). The mistakes in the Proposal were clearly minor, involving only typographical errors.

While the SEC Release states that it allows modification of shareholder proposals "in recognition of the fact" that many proponents are "not sophisticated in matters of securities law," Brocade does not cite to any SEC statements or any policy rationale in favor of not allowing institutional investors such as CalPERS to correct minor typographical errors. Brocade does accurately point out that CalPERS is a "sophisticated institutional investor" but as such, it is crucial that the thoughtful, well-informed Proposal not be impermissibly silenced by Brocade's management.

Second, Brocade rejected CalPERS' good faith effort to address Brocade's concern that the Proposal violated state law. In the January 10, 2007 Letter, CalPERS agreed to take out language in the Proposal stating that only directors nominated by the Company could be excluded from re-nomination after a Wilson Sonsini letter dated January 9, 2007 mistakenly stated: "We believe that limiting CalPERS' Proposal to directors nominated for election only 'by the Company' *demonstrates the true intent of the Proposal* – an attempt to coerce Brocade's existing directors into acting in accordance with CalPERS' previous stockholder proposal . . ." (emphasis added). Since it is now clear that the phrase is not demonstrative of the true intent of the Proposal, as CalPERS agreed to take the phrase out of the Proposal, the Wilson Sonsini Letter shifts focus and argues that the Proposal is not a valid qualification because it may exclude current directors from being re-nominated. This argument is wholly without merit and the Wilson Sonsini Letter can provide no case law demonstrating that Delaware law does not allow director qualifications that may potentially exclude current directors.

Third, Brocade argues that the Proposal is impermissibly vague. First, Brocade repeats its argument that the term "oppose" is vague. This argument is wrong; the term oppose should be given its plain meaning. As stated in the January 10, 2007 Letter, under the Proposal, if any director "did anything to prevent shareholders from voting on a proposal to remove the Company's supermajority provisions" in a final board action, that director may not be re-nominated to serve as director.

Furthermore, Brocade now argues for the first time that the phrase "but who reverses such opposition" is vague. This is wholly inaccurate. Given its plain meaning, the qualification does not exclude directors who at first opposed allowing shareholders to vote on removing Brocade's supermajority provisions but who then voiced support for allowing shareholders to vote on such a proposal. Therefore, there is nothing vague about the Proposal and Brocade's last minute argument must be rejected.

Fourth, the Company states that given the January 10, 2007 Letters' definition of "oppose," the Proposal is moot because no director has opposed submitting a binding proposal to shareholders subsequent to the 2006 Annual Meeting. The Wilson Sonsini Letter, however, makes clear that directors actually have opposed submitting a binding proposal to remove supermajority provisions as they have had "discussions regarding the supermajority voting provisions" and apparently have decided against submitting a proposal to remove such provisions to shareholders. Further, the Proposal is not moot because a director still may decide, before the Company's 2007 annual meeting, to oppose a binding shareholder proposal to remove the Company's supermajority provisions.

For the reasons stated above, CalPERS respectfully requests that the Staff not grant Brocade's request for no-action relief.

Sincerely,

Michael J. Barry

cc: Katharine A. Martin, Esquire

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Brocade Communications Systems, Inc.
Incoming letter dated December 6, 2006

The proposal seeks to make ineligible for election any director who "opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to remove the Company's supermajority provisions, or (b) the support of the Board of the same proposal in any proxy solicitation with respect to such proposal" unless the director "reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting."

There appears to be some basis for your view that that Brocade may exclude the proposal under rule 14a-8(i)(8). We note that the proposal, together with the supporting statement, which indicates that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," appears to question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders. Accordingly, we will not recommend enforcement action to the Commission if Brocade omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Brocade relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

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